FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

São Paulo, March 12, 2015.

MANAGEMENT PROPOSALS FOR THE ANNUAL AND SPECIAL SHAREHOLDERS
MEETING TO BE HELD ON APRIL 24, 2015

Content

At Annual Shareholders Meeting:

Proposal for Designation of Retained Earnings for the fiscal year                             04

Capital Budgeting                                                                                                            09

Comments of the Administrators about the Company’s Financial Situation                    10

Proposal of Management, Fiscal Council and Advisory Board Global  Remuneration   58

Annex to the Proposal of Management, Fiscal Council and Advisory Board Global Remuneration………………………………………...………………………………………………...59

At Special Shareholders Meeting:

Investment Plan for the Fiscal Year of 2015……………………………………………………..92

Proposal of Amendment to the Remuneration and Stock Option Plan……………………..93

AT ANNUAL SHAREHOLDERS MEETING

Proposal for Designation of Net Income for the Fiscal Year

(Article 9º of CVM Instruction 481/2009)

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to the Annual and Special Shareholders meeting of 2015, in compliance with Annex 9-1-II of CVM Instruction 481/2009, as follows:

1.            Net income for the fiscal year

The Company’s Net Income on December 31, 2014 totals R$ 1,269,384,047.65. Out of this amount, R$ 63,469,202.38 shall be designated for Legal Reserve.

2.            Overall amount and the value per share of the dividends, including advanced dividends and interest on the Company capital already declared

	Advanced Dividends	Proposal for Distribution of Dividends	TOTAL
Total Gross Amount	R$ 107,443,075.83	R$ 194,035,635.49	R$ 301,478,711.32
Amount per Common Share	R$ 0.381816	R$ 0.6889912644	R$ 1.070505415
Amount per Preferred Share[1]	R$ 0.42	R$ 0.7578903909	R$ 1.177555957

3.            Percentage of net income distributed for the exercise

Management proposes the distribution of twenty-five percent (25%) of the Company’s net income, as provided for in Article 36 of the Company Bylaws.

4.            Overall amount and the amount per share of the dividends distributed based on income from preceding fiscal years

There is no proposal for distribution of dividends based on income from preceding years.

5.            Inform, upon deduction of advanced dividends and interest on the Company capital already declared:

a.            The gross amount of the dividend and interests on the Company capital, separately, per share of each type and class

The amount of the proposed dividends is R$ 0.6889912644 per common share and R$ 0.7578903909 per preferred share, upon deduction of the amount of the advanced dividends already distributed. There was no declaration of interests on the Company capital.

b.            Terms and deadline for payment of dividends and interest on the Company capital

As permitted by the Bylaws, the Management proposes that the dividends proposed for the Annual Shareholders’ Meeting shall be paid within up to sixty (60) days following its approval at the Meeting.

c.            Possible adjustment and interests on the dividends and interests on the Company capital

1 For this calculation, we considered the number of preferred shares outstanding on the date hereof.

The dividends shall be paid within the above mentioned deadline, without any interest between the date of its declaration and the date of its actual payment.

d.            Date of declaration of payment of the dividends and interests on the Company capital considered for identification of the shareholders entitled to be paid

	Advanced Distribution re. 1st quarter	Advanced Distribution re. 2nd quarter	Advanced Distribution re. 3rd quarter	Proposal for Distribution of Dividends
Share Base for the Distribution	May 05, 2014	August 1st, 2014	November 10, 2014	April 24, 2015
Date of Beginning of Negotiations Ex-Rights	May 06, 2014	August 4, 2014	November 11, 2014	April 27, 2015

6.            Declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods

There is no declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods.

7.            Comparative table indicating the following amounts per share of each type and class:

	2012	2013	2014
Net earnings for the fiscal year	R$ 1,051,180,170.11	R$ 1,052,495,220.41	R$ 1,269,384,047.65
Total dividend distributed	R$ 249,655,290.47	R$ 249,967,614.85	R$ 301,478,711.32
Dividend related to Preferred Shares	R$ 0.982287897	R$ 0.977852995	R$ 1.177555957
Dividend related to Common Shares	R$ 0.892988998	R$ 0.888957268	R$ 1.070505415

8.            Designation of income for the legal reserve

a.            Identify the amount designed for the legal reserve

Pursuant to Law 6,404/76, the management proposes the designation of R$ 63,469,202.38 to legal reserve.

b.            Provide details as concerns the calculation of the legal reserve

Net Income	R$ 1,269,384,047.65
Legal Reserve (5% of the Net Income)	R$ 63,469,202.38

9.            If the Company has preferred shares entitled to fixed or minimum dividends

a.         Describe the calculation of the fixed or minimum dividends

The owners of the Company’s preferred shares have priority on the payment of an annual minimum dividend in the amount of R$ 0.08 per one (1) share, non-cumulative. In addition, to each preferred share, a dividend ten percent (10%) higher than that granted to each common share is granted, in accordance with Section 17, Paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares, the amount paid as minimum annual dividend.

b.         Inform whether the income for the fiscal year is sufficient for full payment of the fixed or minimum dividends

Yes, it is sufficient.

c.         Inform whether an unpaid part is cumulative

There is no unpaid part of fixed or minimum dividends.

d.         Identify the overall amount of the fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares
Overall amount of the dividend paid in advance to the holders of preferred shares	R$ 69,383,713.84
Overall amount of the dividend to be paid to the holders of preferred shares	R$ 125,357,088.91
Overall amount of the dividend to the holders of preferred shares	R$ 194,740,802.75

e.         Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares
Amount of the dividend paid in advance to each class of preferred share	R$ 0.42
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.7578903909
Overall amount of the dividend to each class of preferred share	R$ 1.177555957

10.          With respect to the mandatory dividend

a.            Describe the calculation stipulated by the Bylaws

In accordance with Article 36, Paragraph 1 of the Company Bylaws, the shareholders shall have the right to receive, in each fiscal year, as dividends, a mandatory percentage of twenty-five percent (25%) on the net income for the fiscal year, with the following adjustments: (a) the deduction of the amounts designed for, in the fiscal year, legal reserve and contingencies reserve; and (b) the addition of the amounts resulting from reversion, in the fiscal year, of contingencies reserve previously composed.

The payment of dividend stipulated under the above mentioned terms may be limited to the amount of net income for the fiscal year in which it was realized under the law, provided that the difference be registered as reserve of income to be realized.

The earnings registered under the reserve of income to be realized, whenever realized and if they are not absorbed by losses incurred in subsequent fiscal years, shall be added to the first dividend declared following realization.

b.            Inform whether it is being fully paid

The mandatory dividend is being fully paid.

Inform the amount occasionally retained

Not applicable.

11.          Retained mandatory dividend as a result of the financial situation of the Company

Not applicable.

12.          Designation of income for contingencies reserve

There is no designation of income for the contingencies reserve.

13.          Designation of income for the reserve of income to be realized

14.          Not applicable.

15.          Designation of income for reserves stipulated by the Bylaws

a          Describe the Articles contained in the Bylaws providing for the reserve

The reserve for expansion is provided for by Article 36, Paragraph 2 of the Company Bylaws, to wit:

“Article 36 – (...) Paragraph 2 – The Reserve for Expansion is created and has the purpose of ensuring funds to finance additional applications of fixed and working capital and shall be formed with up to one hundred percent (100%) of the remaining net income after the designations stipulated by letters "a" [legal reserve], "b" [contingencies reserve], and "c" [dividend] of item IV, in that the total amount of such reserve may not exceed the amount of the Company’s Capital Stock.”

b.         Identify the amount designated for the reserve

The Management proposes the retained earnings designated for the reserve for expansion in the amount of R$ 813,992,520.55, that is, 90% of Net Income after dividend.

c.         Describe the calculation

The amount designated for the reserve for expansion is equivalent to 90% of the Adjusted Net Income for the fiscal year ended on December 31, 2014. The Adjusted Income is calculated as follows:

Net Income for the Fiscal Year	R$1,269,384,047.65
Legal Reserve (5%)	R$ (63,469,202.38)
Tax Base for Dividends	R$ 1,205,914,845.27
Dividends (25%)	R$ (301,478,711.32)
Adjusted Net Income	R$ 904,436,133.95
Reserve for Expansion (90%)	R$ 813,992,520.55

16.          Retained earnings provided for by capital budgeting

a.         Identify the amount of retained earnings

Management proposes that earnings be retained in the amount of R$ 904,436,133.95, in that R$ 813,992,520.55 for the reserve for expansion (under Article 36, Paragraph 2 of the Company Bylaws) and R$ 90,443,613.40 based on capital budgeting (under Section 196, Paragraph 2 of Law 6,404/76).

b.         Provide a copy of the capital budgeting

See the proposal for Capital Budgeting on page 9.

17.          Designation of the income for the tax incentives reserve

Not applicable.

São Paulo, March 12, 2015

BOARD OF OFFICERS

Capital Budgeting

To the Shareholders: In accordance with Section 196 of Law 6,404/76, the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO does hereby:

1.         Inform the designation of the Retained Earnings for 2013 (Reserve for Expansion and Capital Budgeting) as approved at the 2014 Annual and Special Shareholders’ Meeting, as follows:

(i) The Multivarejo, GPA Malls and Assaí Investment Plan for 2014 amounted to R$ 1,619,000,000.00. Nonetheless, the investment made by the Company totaled R$ 1,896,145,926.45, of which R$ 539,014,178.32 are for opening of new stores and for the purchase of land, R$ 360,427,853.39 are for refurbishment of stores and R$ 996,703,894.74 are for infrastructure (IT, Logistics and others); and

(ii) The Reserve for Expansion, in the amount of R$ 674,912,560.09, and the Budgeting Capital, in the amount of R$ 74,990,284.45, approved at the 2014 Annual and Special Shareholders’ Meeting were used to support those investments. The difference was paid both with funds from the very Company, resulting from the Company’s operational activity, and with funds raised from third parties.

2.         Propose a retention of R$ 904,436,133.95 from the earnings of 2014 in order to fund the Investment Plan of 2015, to be approved by the Board of Directors and by the shareholders, in that R$ 813,992,520.55 are for Reserve for Expansion (Article 35 – Paragraph 2 of the Company Bylaws) and R$ 90,443,613.40 to the Capital Budgeting.

This is our proposal.

São Paulo, March 12, 2015.

THE BOARD OF OFFICERS

Comments of the Management about the Company’s financial situation

Item 10 of the Reference Form, CVM Rule 480/2009 of December 7, 2009 (“ICVM 480”)

10.1      General financial and equity conditions

Introduction

The following comments should be considered together with our individual and consolidated financial statements, filed with the Securities and Exchange Commission of Brazil (CVM) on February 12, 2015, including Notes to the financial statements, as well as other financial information contained herein.

As described in Note 2 to said financial statements, we reclassified certain items, especially those related to revenue from commercial centers in our stores.  As such, the amounts shown here may differ from those previously released.

(a)         general financial and equity conditions

The year 2014 was one of major achievements for GPA. During this complex period, we made use of many levers that guaranteed the success of our strategy and the achievement of our goals, despite the challenges imposed by Brazil's macroeconomic scenario. Through sustainable and structured actions, we managed to guarantee profitability in all businesses, along with higher sales and market share gains.

Anchored by our multi-format, multichannel and multi-region model and supported by the exchange of experiences and synergies with the Casino Group, we maintained a solid growth pace and improved our results. The diversity of the business, supported by a solid financial structure, attests to the effectiveness of our strategy, our competitive advantages and our strong focus on the customer.

It is important to highlight the support provided by the Board of Directors, which in turn was supported by the committees and the company's commitment to continuous advances in governance processes. It is this principle that guides us to deliver results in each period, but that also ensures our continuous growth in the long run and establishes GPA as a company poised for further growth.

In 2014:

  we recorded gross sales revenue of R$72.804 billion and net sales revenue of R$65.525 billion, up 12.8% and 13.3%, respectively, in relation to 2013.  The upturn in 2014 resulted from the significant organic growth and a more competitive pricing policy, which led to growth similar to 2013, of 12.5% and 13.4% in gross and net sales revenue respectively in comparison with 2012;

  gross profit totaled R$16.945 billion, increasing 12.2% from 2013. Gross margin in 2014 stood at 25.9%, versus 26.1% in 2013.  This decrease in gross margin is mainly due to the Group’s continued investments in competitiveness, and the higher share of Assaí and Cnova;

  total operating expenses corresponded to 18.5% of net sales revenue, totaling R$12.121 billion, an increase of 6.6% from 2013, when they totaled R$11.368 billion,  representing 19.6% of net sales revenue, demonstrating greater control and discipline in spending, combined with higher share of Assaí and Cnova, which are formats with lower expenses;

  EBITDA adjusted for the “Other Operating Income (Expenses)” line increased by 19.7% over 2013, totaling R$5.371 billion, with EBITDA margin of 8.2%, increasing 40 bps from 7.8% in 2013, which shows the improvement in the Company’s operations, backed by efficiency gains in practically all businesses, especially in Multivarejo and Via Varejo;

  net financial result was an expense of R$1.508 billion, increasing 26.3% from 2013, but lower than the increase in the overnight interbank rate (CDI) during the period (33.9%), mainly reflecting the deleveraging carried out by the Company and improved working capital;

  net income amounted to R$1.760 billion, increasing 26.0% from 2013. Net margin reached 2.7%, 30 bps higher than in 2013, due to greater profitability of the Multivarejo, Via Varejo and Assaí businesses;

  cash exceeded debt by R$1.421 billion (positive), an important gain compared to the debt of R$1.104 (negative) in 2013, mainly resulting from increased cash flow in the period, resulting from efforts to improve working capital;

  shareholders' equity totaled R$14.482 billion, up 13.9% from shareholders’ equity of R$12.712 billion the previous year, chiefly due to the improved profitability of the Company and the share offering by CNova.

(b)         capital structure and eventual redemption of shares

Below is GPA’s capital structure for the periods mentioned, considering as a percentage of equity, the amount resulting from total shareholders’ equity divided by total liabilities (current and non-current) and shareholders’ equity, and as a percentage of debt capital, the amount resulting from the sum of current and noncurrent liabilities divided by total liabilities (current and non-current) and shareholders' equity:

	GPA CONSOLIDATED
(R$ million)	12.31.2014	AV	12.31.2013	AV	12.31.2012	AV
Liabilities (Current e Non-Current)	31,018	68.2%	25,296	66.6%	23,764	68.2%
Total Shareholders' Equity	14,482	31.8%	12,712	33.4%	11,068	31.8%
Total Liabilities and Shareholders' Equity	45,500	100.0%	38,008	100.0%	34,832	100.0%

GPA believes its current capital structure, mainly measured by the Net Debt/EBITDA ratio, which was healthy in 2014, presents a significant reduction in leverage when compared with the levels recorded in 2013 and 2012. This improvement is the result of higher cash flow in the period, improved working capital and proceeds from the IPO of CNOVA, as the table below shows:

	GPA Consolidated
(R$ million)	12.31.2014	12.31.2013	12.31.2012

Short Term Debt	(3,854)	(2,446)	(1,712)
Loans and Financing	(1,182)	(1,201)	(1,044)
Debentures	(2,672)	(1,245)	(668)
Long Term Debt	(2,998)	(4,182)	(6,151)
Loans and Financing	(2,102)	(1,583)	(2,409)
Debentures	(896)	(2,599)	(3,741)
Total Gross Debt	(6,852)	(6,628)	(7,863)
Cash(1)	11,149	8,391	7,086
Net Cash (Debt)	4,297	1,763	(777)
EBITDA (1)	4,930	3,814	3,703
Net Debt / EBITDA(1)	0.87x	0.46x	0.21x

Payment book - short term	(2,740)	(2,726)	(2,499)
Payment book - long term	(136)	(141)	(130)
Net Debt with payment book	1,421	(1,104)	(3,406)
Net Debt / EBITDA(1)	0.29x	-0.29x	-0.92x
(1) Include real estate projects. EBITDA f or the last 12 months.

There is no assumption of share redemption.

(c)         ability to pay financial commitments

GPA’s executive officers believe that the cash flow and the funds currently available fully enable the GPA to pay all its short- and long-term financial commitments.

Note that due to the higher cash flow, driven by operational improvement of the Group’s businesses, GPA has shown a trend of reduction in gross and net debt.

These results demonstrate GPA’s capacity to continue meeting its financial commitments in the short and long terms.

(d)         sources of financing for working capital and investments in non-current assets utilized by GPA

The Company raised funds in 2014, 2013 and 2012 through: (A) financial agreements that represent: (i) Brazilian reais denominated loans with obligation to payment principal and DI (interbank deposit)-pegged interest rates; (ii) foreign currency-denominated loans, which are immediately and fully “swapped,” with Brazilian reais denominated payment obligations with DI-pegged interest rates, through swap operations; and (iii) loans with the Brazilian Economic and Social Development Bank (“BNDES”), denominated in reais plus annual interest payments; (B) funding on capital markets, through the issue of debentures; and (C) cash generation through its operations.

In 2014, 2013 and 2012, we had no difficulties in obtaining loans or refinancing its current debt. For more information on agreements entered into by GPA and the BNDES, see “Relevant Loan and Financing Agreements,” item "f,” below.

(e)         sources of financing for working capital and investments in non-current assets that GPA plans to utilize to cover liquidity deficiencies

In the opinion of the Group’s executive officers, the funding sources used in the fiscal years ended December 31, 2014, 2013 and 2012 are adequate, and will continue to be used by GPA as sources of financing, if necessary.

(f)          debt levels and debt characteristics

i.          Relevant loans and financing agreements

The tables below present the GPA’s debt with financial institutions and the funding transactions performed on capital markets on December 31, 2014, 2013 and 2012.

Debt breakdown (including Loans and Financing, Debentures and payment vouchers – consumer finance – CDCI).

In R$ million

		Consolidated
	Weighted	12.31.2014	12.31.2013	12.31.2012
	Average rate
Debentures
Debentures		3,568	3,844	4,410
		3,568	3,844	4,410
Loans and financing
Local currency
a. BNDES	TJLP + 3.51 per year	89	82	113
b. BNDES	3.74% per year.	14	29	-
c. BNDES	TJLP + 3.60 per year.	82	191	251
d. BNDES	3.08% per year.	57	10	32
IBM	CDI + 0.71% per year	108	120	5
Working capital	107.16% of CDI	1,006	1,105	1,807
Working capital	TR + 9.80% per year.	21	-	-
Working capital	104.62% of CDI	753	631	155
Working capital	11.58% of year.	213	191	-
Financial lease		263	255	246
Swap contracts	102.00% of CDI	(12)	(24)	(46)
Borrowing cost		(9)	(11)	(15)
		2,585	2,579	2,547
Em moeda estrangeira
Working capital	USD + 1,88% per year.	669	-	259
Working capital	USD + 1,22% per year.	56	294	723
Swap contracts	103,88% of CDI	(30)	-	(58)
Swap contracts	105,46% of CDI	4	(89)	(17)
		699	205	906
Total Debt		6,852	6,628	7,863

CDCI	108,89% of CDI	2,876	2,867	2,629
Total Debt		9,728	9,495	10,493

Maturity schedule of loans and financing recognized as non-current liabilities.

Year	Consolidated

2016	726
2017	1,135
2018	199
After 2019	1,084
Subtotal	3,144

Borrowing cost	-10
Total	3,134

Direct consumer credit – CDCI

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most utilized term is substantially less than 12 months.

Financing of working capital, swap and direct consumer credit - CDCI

Financing of working capital

GPA and its subsidiaries raise loans and financing with major financial institutions to meet cash needs for investments.

Swap contracts

In terms of foreign currency, GPA uses swap transactions to exchange liabilities denominated in U.S. dollars and fixed interest rates for Real pegged to CDI floating interest rates. The average annual CDI rate was 10.81% in 2014 (8.06% in 2013 and 8.40% in 2012).

BNDES

GPA’s credit facility with the Brazilian Development Bank (BNDES) is subject to the indexation based on the long-term interest rate - TJLP, plus spread, resulting in the final interest rate or fixed interest rate.

Financing is paid in monthly installments after a grace period, as mentioned below.

GPA cannot offer any assets as collateral for loans to other parties without the BNDES’ prior consent and it must comply with certain financial debt covenants, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (equity/total assets) equal to or greater than 0.30 and (ii) EBITDA/net debt equal to or greater than 0.35. The Group controls and monitors these ratios, and on December 31, 2014 it was in compliance with the established parameters.

Debentures

In R$ million

				Date				Consolidated
	Type	Issue Amount	Outstandind debentures	Issue	Maturity	Annual financial charges	Unit price	12.31.2014	12.31.2013	12.31.2012
Controladora
6th issue - 1st serie - GPA	No preference	540,000	-	1-Mar-07	1-Mar-13	CDI + 0.5%	-	-	-	184
6th issue - 2nd serie - GPA	No preference	239,650	-	1-Mar-07	1-Mar-13	CDI + 0.5%	-	-	-	82
8th issue - 1st serie - GPA	No preference	500,000	-	15-Dec-09	15-Dec-14	109.50% of CDI	207	-	201	401
9th issue - 1st serie - GPA	No preference	610,000	-	5-Jan-11	5-Jan-14	107.75% of CDI	1,333	-	813	748
10th issue - 1st serie - GPA	No preference	800,000	80,000	29-Dec-11	29-Jun-15	108.50% of CDI	11	801	800	874
11th issue of Debentures - GPA	No preference	1,200,000	120,000	2-May-12	2-Nov-15	CDI + 1.00%	10	1,223	1,219	1,214
12th issue of Debentures - GPA	No preference	900,000	900,000	12-Sep-14	12-Sep-19	107.00% of CDI	1	930	-	-
Subsidiaries
3rd emission 1st. Serie - Via Varejo	No preference	400,000	40,000	30-Jan-12	30-Jul-15	CDI + 1.00%	10	420	417	414
1st emission - 1st Serie - Via Varejo	No preference	200,000	-	29-Jun-12	29-Dec-14	CDI + 0.72%	10	-	200	200
1st emission - 2nd Serie - Via Varejo	No preference	200,000	20,000	29-Jun-12	29-Jan-15	CDI + 0.72%	10	200	200	200
1st emission - 1st Serie - Nova Ponto.com No preference		100,104	-	25-Apr-12	25-Apr-13	105.35% of CDI	-	-	-	105

Borrow ing cost								-6	-6	-12
Control/Consolidated – short and long term								3,568	3,844	4,410
Current Liabilities								2,672	1,245	669
Long-Term Liabilities								896	2,599	3,741

Financial Lease Obligations

Financial lease agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. Leased assets are depreciated over their estimated useful life or lease term, whichever is shorter.

The total amount recorded from lease agreements classified as financial lease are listed below:

	Consolidated
	12.31.2014	12.31.2013	12.31.2012
Financial lease liability –minimum lease
payments:
Up to 1 year	34	56	83
1 - 5 years	133	143	127
Over 5 years	96	56	36
Present value of financial lease agreements	263	255	246

Future financing charges	60	48	124
Gross amount of financial lease agreements	323	303	370

Receivable Securitization Fund – Pão de Açúcar (“PAFIDC” and “Globex FIDC”)

GPA maintained, until December of 2012, an operation of transfer of part of its trade receivables of credit cards and services for two receivables securitization fund constituted for such purposes, Globex FIDC and PAFIDC.

Funds Restructuring in 2012

Due to changes in the receivable discount policy, changes in the receivable funds were negotiated, as follows:

a) PAFIDC: Alteration on Regulation of PAFIDC was approved on the General Quotaholder Meeting of December 21, 2012, in which GPA no longer holds any participation or obligation in the fund. The fund had its corporate name changed, answering by the denomination of Multicredit FIDC and no longer holds, on an exclusive basis, receivable from GPA.

As GPA holds no further participation on the current MultiCredit FIDC and no further obligation of absorbing any of the risks expected on Fund’s assets, the Fund are no longer consolidated since December 26, 2012.

b) Globex FIDC: The discount operations with credit cards by means of Globex FIDC were terminated on December 14, 2012, under mutual agreement between senior quotaholders.

As a result, the senior quotas were paid to Fund’s quotaholders and on December 31, 2012, it remained in the Fund a cash balance amount and subordinates quotas obligations to be settled, concluding the process of Fund’s settlement, during the first quarter of 2013.

 GPA currently no longer transfers its credit card receivables through any FIDC.

ii.          Other long-term relations with financial institutions

Currently, GPA has no relevant long-term relations with financial institutions referring to the fiscal years ended December 31, 2014, 2013 and 2012, in addition to those already described in item 10.1 (f) of this Reference Form.

iii.         Level of subordination in Company’s debt

GPA’s executive officers inform that the level of subordination in GPA’s debt is determined in accordance with the provisions set forth by the legislation in force.

iv.           Restrictions imposed on indebtedness limits and new debt contracting, the distribution of dividends, the sale of assets, the issue of new securities and the sale of controlling interest

BNDES

Agreements signed with the BNDES are subject to “Provisions Applicable to BNDES Agreements”, which borrowers of the BNDES, without previous authorization from BNDES, including GPA, may not: (i) give priority to other credits; (ii) amortize shares; (iii) issue debentures above the established limit; (iv) issue profit-sharing bonds; (v) taking on new debt; and (vi) sell or encumber permanent assets, in observance to the reservations expressly mentioned in the “Provisions Applicable to BNDES Agreements.”

Debentures

The debentures issued are not convertible into shares and hold no guarantee, exception made to subsidiaries issuance, in which GPA grants suretyship.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity with annual remuneration payment (10th issue of CBD), (iii) payment only at maturity with semiannual remuneration payment (11th issue of GPA and 3rd issue of Via Varejo; (iii) annual installments (12th issue of CBD) and semiannual payments as of the 4th anniversary of the issue.

The 10th, 11th and 12th issues are entitled to early redemption at any time, in accordance with the terms and conditions envisaged in the indenture. The 3rd issue of Via Varejo may be redeemed after 18 months. The issue of NCB, merged into Via Varejo, is not eligible for early redemption.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated interim financial information of GPA prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2014, GPA was in compliance with these ratios.

Other covenants

Some loans and financing agreements of the subsidiary Via Varejo envisage early maturity of the debt in the event of transfer of control, including:

•         loan agreements signed with IBM and Itaú banks;

•         issue of debentures of NCB (merged into Via Varejo on January 2, 2013)

•         financing agreements (FINAME) signed with Banco do Brasil;

•         Contract of Adhesion to System of Protection Against Financial Risks – Derivatives (swap, forwards and options) entered into by GPA and Santander on April 12, 2010.

The provisions applicable to BNDES contracts also forbid any changes in the effective control, whether direct or indirect, without prior express authorization from BNDES.

(g)         limits on the use of the financing already contracted

Though the Company does not have any fixed financing agreement contracted, on December 31, 2013, it signed loan agreements amounting to R$ 1.350 billion.

As mentioned in the financial statements disclosed by the Company in 2015, the agreements were entered into as per market practices and are valid till 2016 and 2017.

(h)         relevant changes in each item of the financial statements

The executive officers highlight that, in fiscal year 2012, GPA restructured the receivable securitization fund, aiming to change the debt structure, and started to perform the receivable sale operation through credit card operators. This change has significant impacts on the debt structure and accounts receivable of GPA.

There are no other items materially affecting the financial statements of 2013 and 2014.

Income Statement

Fiscal Years Ended December 31, 2014, 2013 and 2012

				GPA Consolidated

Income Statement - Consolidated		2014 x			2013 x			2012 x
	12M14	2013		12M13	2012		12M12	2011
R$ - Thousand

Gross Sales Revenue	72,804	12.8%		64,542	8.9%		57,348	8.9%
Net Sales Revenue	65,525	13.3%		57,854	9.5%		51,016	9.5%
Cost of Goods Sold	(48,474)	13.6%		(42,672)	9.5%		(37,127)	9.5%
Depreciation (Logistic)	(105)	35.1%		(78)	194.9%		(83)	194.9%
Gross Profit	16,945	12.2%		15,104	9.1%		13,807	9.1%
Selling Expenses	(10,303)	11.3%		(9,257)	6.0%		(8,410)	6.0%
General and Administrative Expenses	(1,484	-0.1%		(1,485)	4.2%		(1,754)	4.2%
Equity Income	108	127.4%		47	-68.9%		11	-68.9%
Other Operating Revenue (Expenses)	(441)	-34.4%		(673)	-87.2%		(33)	-87.2%
Total Operating Expenses	(12,121)	6.6%		(11,368)	3.5%		(10,186)	3.5%
Earnings before depreciation, amort., interest and Taxes - EBITDA	4,930	29.3%		3,814	31.5%		3,703	31.5%
Depreciation and Amortization	(821)	4.2%		(787)	10.8%		(752)	10.8%
Earnings before interest and Taxes - EBIT	4,004	35.8%		2,949	34.2%		2,869	34.2%
Financial Revenue	687	7.0%		643	0.0%		593	0.0%
Financial Expenses	(2,195)	19.6%		(1,836)	-7.3%		(1,786)	-7.3%
Net Financial Revenue (Expenses)	(1,508)	26.3%		(1,193)	-10.5%		(1,193)	-10.5%
Income Before Income Tax	2,496	42.1%		1,756	108.3%		1,676	108.3%
Income Tax	(736)	104.5%		(360)	511.7%		(520)	511.7%
Net Income - Company	1,760	26.0%		1,396	60.7%		1,156	60.7%
Minority Interest - Noncontrolling	490	42.5%		344	7224.6%		105	7224.6%
Net Income - Controlling Shareholders(1)	1,270	20.7%		1,052	46.4%		1,051	46.4%

ADJUSTED EBITDA	5,371	19.7%		4,487	21.5%		3,736	21.5%

% Net Sales Revenue

Gross Profit	25.9%	-20	bps	26.1%	-100	bps	27.1%	-10	bps
Selling Expenses	15.7%	-30	bps	16.0%	-50	bps	16.5%	-50	bps
General and Administrative Expenses	2.3%	-30	bps	2.6%	-80	bps	3.4%	-20	bps
Equity Income	0.2%	10	bps	0.1%	10	bps	0.0%	-10	bps
Other Operating Revenue (Expenses)	0.7%	-50	bps	1.2%	110	bps	0.1%	-50	bps
Total Operating Expenses	18.5%	-110	bps	19.6%	-40	bps	20.0%	-110	bps
Depreciation	1.3%	-10	bps	1.4%	-10	bps	1.5%	0	bps
EBIT	6.1%	100	bps	5.1%	-50	bps	5.6%	100	bps
Net Financial Revenue (Expenses)	2.3%	20	bps	2.1%	-20	bps	2.3%	-60	bps
Income Before Income Tax	3.8%	80	bps	3.0%	-30	bps	3.3%	160	bps
Income Tax	1.1%	50	bps	0.6%	-40	bps	1.0%	80	bps
Net Income - Company	2.7%	30	bps	2.4%	10	bps	2.3%	80	bps
Minority Interest - noncontrolling	0.7%	10	bps	0.6%	40	bps	0.2%	20	bps
Net Income - Controlling Shareholders	1.9%	10	bps	1.8%	-30	bps	2.1%	60	bps
EBITDA	7.5%	90	bps	6.6%	-70	bps	7.3%	130	bps
Adjusted EBITDA	8.2%	40	bps	7.8%	50	bps	7.3%	70	bps

HR = Horizontal Review
(1) Sums and percentages may present discrepancies due to rounding
Adjusted EBITDA
Earnings before depreciation, amort., interest and Taxes - EBITDA	4,930	29.3%		3,814	3.0%		3,703	31.5%
Other Operating Revenue (Expenses)	441	-34.4%		673	1938.9%		33	-87%
Adjusted EBITDA	5,371	19.7%		4,487	20.1%		3,736	21.5%

2014 vs. 2013

Net revenue

GPA’s consolidated net revenue increased 13.3% in 2014, from R$57.854 billion in 2013 to R$65.525 billion in 2014.

The Group’s main revenues arise from GPA foods’ operations, comprised by Multivarejo and Assaí, sales of electronics and home appliances (bricks-and-mortar stores of Via Varejo) and e-commerce (CNova). GPA’s net revenues are shown in the table below for the years ended December 31, 2014, 2013 and 2012.

		Net Sales
(R$ million)	2014	2013	2012

Consolidated (1)	65,525	57,854	51,016

Food Businesses	34,741	31,811	28,169
Multivarejo (2)	26,415	25,538	23,530
Assaí	8,326	6,273	4,639

Non-Food Businesses	30,846	26,053	22,846
Cnova (3)	8,172	4,297	3,409
Via Varejo (4)	22,674	21,756	19,438

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes only revenue from the commissions in the marketplace, without considering total revenue from goods; (4) Includes revenue from intercompany transactions

The highlight of 2014 was strong organic growth, with 212 new stores opened, of which 124 were inaugurated by GPA Food (Multivarejo +Assaí) and 88 by Via Varejo. The consolidation of Cdiscount made since August 1, 2014 also drove sales growth, as disclosed under the item “CNova Highlights”.

GPA Food Highlights

The organic expansion had a significant impact on GPA Food. We opened 97 new stores in the convenience format, which included Minimercado Extra and Minuto Pão de Açúcar stores. In the premium supermarket segment, through the Pão de Açúcar banner, revenue growth was driven by the unique offering of this format, such as its increasingly innovative assortment, as well as by opening new units and converting existing units, adding a total of 17 new stores to the chain.

In the Extra banner, a series of measures were taken to recover sales in the hiper format, especially from the second half of the year, which included operational improvements at stores, adjustments to assortments, better communication and continuous reinforcement of the price competitiveness strategy. These measures supported better customer traffic trends at stores and a recovery in market share.

At Assaí, we opened nine new stores and expanded our operations in Brazil’s Northeast, while reinforcing the strategy to grow the Cash and Carry operation. This expansion of operations has been making an important contribution to driving sales at Assaí, which registered net sales growth of 32.7% in the year

CNova Highlights

In 2014, Cnova was created, the product of the consolidation of Nova Pontocom, already operated by GPA, and Cdiscount, present in France and another ten other countries. In November 2014, CNova carried out its IPO on the NASDAQ and in January 2015, listed its shares in Euronext Paris.

In 2014, CNova’s net sales revenue increased 90.2% as it includes CDiscount results as of August 1, 2014.   On comparable bases, net sales revenue grew 28.1%, outpacing market levels.  The strategy adopted in the year sought a balance between competitiveness and growth, with gains in efficiency and market share.

Via Varejo Highlights

In 2014, the company focused on its expansion plan by opening 88 new stores and launching pioneering initiatives, such as opening of 20 new Mobile stores1 under the Casas Bahia and Pontofrio brands and expanding in the furniture segment by opening units focused on selling customized furniture, a segment in frank expansion.

2013 vs. 2012

In 2013, net sales revenue increased 13.4%, from R$51.016 billion in 2012 to R$57.854 billion in 2013.

GPA foods - Highlights

In Multivarejo, the growth of revenue sped up throughout the year for all brands, as a result of the implementation of a commercial competitive strategy in the first half of 2013, leveraged by an assertive communication both in the stores and with the media. This strategy already reflects an increased flow of clients at stores, an upturn in the average ticked and gains in market share, especially in the hypermarkets.

Sales in Multivarejo also benefited from the excellent performance of the Black Friday sales, an initiative expanded to the food segment, especially perishable goods and liquid products. The non-food segment under the hypermarket format was also driven by the Black Friday sales, especially the telephony and video segments, mainly in the last quarter of the year.

Assaí’s sales performance stood out in 2013. Throughout the year, we consolidated the new framework and invested in organic expansion with the inauguration of 14 stores and the penetration in other five states, which remain posting results above expected.

1 Stores dedicated to selling mobile phones, tablets and accessories, as well as prepaid and postpaid plants of major Brazilian mobile operators.

Nova Pontocom - Highlights

In 2013, Nova Pontocom’s net revenue grew by 26.1%, in a level above the market. The strategy adopted by the company in the year focused on competitive prices and growth, with efficiency gains, increase in market share and positive return as of the second quarter. Additionally, his year saw the launch of Extra Marketplace, the new sales model that unites offers from different stores from several segments in the same website, allowing us to increase significantly the range of products.

Via Varejo - Highlights

In 2013, sales grew by 11.9%, with same-store growth of 9.0%, driven by several factors throughout the year, such as: i) Christmas and Children’s Day campaigns; ii) history record of Black Friday sales; iii) opening of 41 stores, 36 of which Casas Bahia and 5 Pontofrio; and iv) confirmation of the technology consumption cycle in Brazil, especially in the telephony and computing categories.

2012 x 2011

Net sales revenue increased by 9.5% in 2012, from R$46.594 billion in 2011 to R$51.016 billion in 2012.

On the retail food, the highlights were the conclusion of the process to convert Extra Fácil into Minimercado Extra, the consolidation of the changes started in 2011 at the Assaí brand, the resumption of the expansion process of the Pão de Açúcar brand and the strengthening of Extra as a nationwide player.

It was the first full year of operations of Extra Supermercado. Up to the last quarter of 2011, the brand operated only through Extra Hiper. In the last quarter of the year, Extra Delivery was launched to consolidate the Extra brand as a multichannel.

A total of 55 stores were opened in the year, with highlight for the growth of Minimercado Extra.

At Via Varejo, we highlight the repositioning and improvement of the assortment of products at Pontofrio stores, as well as the positive sales effect from the maintenance of the IPI tax reduction for home appliances. In real terms, growth was 7.9% given that we consider deflation on the electronics category and inflation in categories such as furniture and mattress on the last 12 months, as published by the Brazilian Geography and Statistics Institute (IBGE), weighted by the assortment of bricks-and-mortar stores and Nova Pontocom.

Gross Profit

Gross profit increased 12.2%, from R$15.104 billion in 2013 to R$16.945 billion in 2014. Gross margin stood at 25.9% in 2014, compared to 26.1% in 2013, as a result of the ongoing price competitiveness strategy, and the higher share of lower margin formats. The business highlights were:

✓ Multivarejo (Extra and Pão de Açúcar): margin expansion of 80 bps in the year, mainly due to growth in revenue from rental of commercial centers; higher share in the sales mix, of sales in the Pão de Açúcar and Minimercado Extra formats, which operate with higher margins; and the lower share of electronics in the sales mix, reflecting the macroeconomic scenario in the year;

✓ Assaí: maintenance of the gross margin in 2014 compared to 2013 (14.5% and 14.6%, respectively);

✓ Via Varejo: margin expansion of 9.8%, mainly the result of initiatives to boost efficiency in logistics and assembly operations, growth in services and financial services, and synergies captured in the group.

In 2013, gross profit increased 9.4% to R$15.104 billion in 2013 from R$13.807 billion in 2012, in line with the growth of sales in the same period. Gross margin stood at 26.1% in 2013, down 100 bps on 2012.

In 2012, gross profit increased 9.1% to R$13.807 billion, from R$12.659 billion in 2011, chiefly due to: (i) better negotiations with suppliers, in line with a business strategy that applies specific IT systems, thus enabling improved business management; (ii) the consolidation of Nova Casas Bahia’s results which, together with Pontofrio and Nova Pontocom operations, allowed scale gains with suppliers and access to a wider range of products.

Operating Income (Expenses)

Total operating expenses reached R$12.121 billion in 2014, up 6.6% from R$11.368 billion reported in 2013.  Selling, general and administrative expenses totaled R$11.787 billion, growing 9.7% from 2013. As a percentage of net sales revenue, selling, general and administrative expenses fell from 18.6% in 2013 to 18.0% in 2014.  The main effects were:

✓ Multivarejo: the 70 bps increase in selling, general and administrative expenses as a percentage of net sales revenue (19.7% in 2014 versus 19.0% in 2013), mainly due to the impact of the collective bargaining agreement in 2014, increased spending on medical insurance, which saw increases that outpaced inflation; greater spending with marketing to ensure broad dissemination of commercial incentives; and expenses with opening and renovation of stores;Assaí: selling, general and administrative expenses decreased by 20 bps (10.4% in 2014 and 10.6% in2 013), due to operating efficiency gains, despite the aggressive store opening plan;

✓ Assaí: decrease of 20 bps in selling expenses, general and administrative of net revenue (10.4% in 2014 vs. 10.6% in 2013) due to operational efficiencies, even with aggressive opening plan stores;

✓ Via Varejo: selling, general and administrative expenses decreased by 30 bps. (22.4% in 2014 vs. 22.7% in 2013), chiefly due to the efficiency gain of processes at the stores, optimization in the hiring of outside services, increased logistics efficiency and the rationalization of administrative, IT and marketing expenses.

In 2013, total operating expenses came to R$11.368 billion, up 11.6% from the 2012 total of R$10.186 billion, growing slower than net sales revenue.   Selling, general and administrative expenses came to R$10.742 billion. As a percentage of net sales revenue, selling, general and administrative expenses fell from 19.9% in 2012 to 18.6% in 2013.

In 2012, total operating expenses came to R$10.186 billion, up 3.5% on the R$9.844 billion posted in 2011, increasing in a percentage lower than the growth of net sales revenue. Selling, general and administrative expenses came to R$10.164 billion. As a percentage of net sales revenue, selling, general and administrative expenses fell from 20.6% in 2011 to 19.9% in 2012.

Other Operating Income and Expenses

In 2014, other operating income (expenses) came to an expense of R$441 million, down 34.4% from the 2013 total of R$673 million. This decrease was driven by lower expenses with lawsuits in 2014 compared to 2013.

Depreciation and Amortization

Depreciation and amortization totaled R$821 million in 2014, up 4.2% from R$787 million in 2013.  This increase was mainly due to depreciation and amortization of the new investments made in 2014.

In 2013, depreciation and amortization totaled R$787 million, 4.8% up on the R$752 million posted in 2012, chiefly due to the depreciation and amortization of the new investments made in 2013.

In 2012, depreciation and amortization totaled R$752 million, up 10.8% on the R$678 million posted in 2011, chiefly due to the depreciation and amortization of the new investments made in 2012.

Net Financial Result

Net financial result in 2014 was an expense of R$1.508 billion, compared to an expense of R$1.193 billion in 2013, increasing 26.3% from 2013, lower than the CDI rate in the period (33.9%). The key impacts on the net financial result were: (i) the increase of 12.0% in bank debt charges, which was lower than the increase in the CDI, reflecting the improvement in working capital in the period; (ii) the increase in the cost of sales of payment book receivables and the sale of credit card receivables by R$220 million, in line with the growth in net sales revenue, as well as the hike in interest rates; and (iii) the R$68 million increase in the line “Restatement of other assets and liabilities”, mainly related to the variation in cash returns, which was offset by the increase in the provisions for lawsuits.

GPA ended 2014 with a net cash position of R$1.421 billion, compared to the net debt position of R$1.104 billion in 2013, due mainly to increased cash generation in the period on improved working capital needs. GPA held cash reserves of approximately R$11.1 billion, compared to R$8.4 billion at the end of 2013, which attests to its solid capital structure, especially given the economic environment marked by high volatility.

Net financial result came to R$1.193 billion in 2013, the same amount reported in 2012 (R$1.193 billion). As a percentage of net sales, the financial result declined from 2.3% to 2.1%, due to: (i) the reduction of interest on net debt of R$14 million, as a result of the gradual reduction in indebtedness in 2013; (ii) the increase in the cost of prepayment of receivables related to payment vouchers and sale of credit cards receivables totaling R$106 million, in line with the upturn in net revenue, and the increase in the interest rate; and (iii) gain in the adjustment of other assets and liabilities, totaling R$92 million, chiefly due to the prepayment of the tax repayment program (REFIS) in the year, in addition to greater prepayment to suppliers, generating increased financial revenue in 2013 over 2012.

Net debt came to R$1.104 billion in 2013, R$2.302 billion down on 2012, mainly due to the greater cash generation in the period, leveraged by the efforts to improve working capital. Additionally, the public offering for the distribution of Units comprised by one (1) common share and two (2) preferred shares issued by Via Varejo, which represented an increase in gross cash of R$896 million, also contributed to reduce GPA’s indebtedness.

Net financial result decreased by 10.5% in 2012, from R$1.333 billion in 2011 to R$1.193 billion.

 This decrease was mainly the result of: (i) the reduction in debt, mainly at the close of the year with the restructuring of FIDCs, and (ii) the reduction in the CDI rate, whose average weighted annual rate fell from 11.6% in 2011 to 8.4%.

Net debt was R$3.406 billion in 2012, down R$363 million from 2011, mainly due to alterations to the structure of FIDCs (as described in item d, above, “sources of financing for working capital and investments in non-current assets used by GPA”).

Net Income

Net income increased 26.0% from R$1.396 billion in 2013 to R$1.760 billion in 2014. Net margin stood at 2.7% in 2014, compared to 2.4% in 2013. The business highlights were:

✓  Multivarejo: 38.6% increase in net income, mainly due to the growth in gross profit, driven by rental revenue from commercial centers, the higher share in the sales mix of Pão de Açúcar and Minimercado Extra, and the reduction in operating expenses;

✓  Assaí: growth of 6.9% in net income due to solid revenue growth and disciplined control of operating expenses despite the strong expansion of new stores;

✓  Via Varejo: Net income up 25.9%, due to better operating result arising from the program of efficiency initiatives implemented and captured throughout the year.

Balance Sheet

Fiscal Years Ended December 31, 2014, 2013 and 2012

Balance Sheet – Consolidated Assets

BALANCE SHEET

ASSETS

				GPA CONSOLIDATED

			AH 2014 x			AH 2013 x			AH 2012 x
(R$ million)	12.31.2014	AV	2013	12.31.2013	AV	2012	12.31.2012	AV	2011

Current Assets	24,133	53.0%	29.7%	18,609	49.0%	11.6%	16,680	47.9%	-1.6%
Cash and Cash Equivalents	11,149	24.5%	33.2%	8,367	22.0%	18.1%	7,086	20.3%	42.6%
Marketable Securities	-	0.0%	-100.0%	24	0.1%	na	-	0.0%	na
Accounts Receivable	2,954	6.5%	18.3%	2,497	6.6%	-5.3%	2,637	7.6%	8.5%
Resulting from Commercial Agreements	256	0.6%	1306.2%	18	0.0%	110.1%	9	0.0%	-92.9%
Inventories	8,405	18.5%	31.7%	6,382	16.8%	10.8%	5,760	16.5%	3.7%
Recoverable Taxes	808	1.8%	-11.0%	908	2.4%	4.2%	871	2.5%	-4.0%
Noncurrent Assets for Sale	22	0.0%	-43.8%	39	0.1%	0.0%	-	0.0%	na
Expenses in Advance and Other Accounts Receivables	539	1.2%	44.5%	373	1.0%	17.6%	317	0.9%	-22.3%

Noncurrent Assets	21,367	47.0%	10.1%	19,398	51.0%	6.9%	18,152	52.1%	10.1%
Accounts Receivables	105	0.2%	-8.6%	115	0.3%	5.9%	108	0.3%	-2.1%
Inventories	172	0.4%	-0.2%	172	0.5%	0.0%	172	0.5%	1130.6%
Recoverable Taxes	2,136	4.7%	49.5%	1,429	3.8%	16.0%	1,232	3.5%	68.7%
Financial Instruments	-	0.0%	na	-	0.0%	-100.0%	359	1.0%	18.0%
Deferred Income Tax and Social Contribution	491	1.1%	-48.4%	951	2.5%	-11.9%	1,079	3.1%	-13.7%
Amounts Receivable from Related Parties	313	0.7%	82.0%	172	0.5%	-3.6%	178	0.5%	33.7%
Judicial Deposits	857	1.9%	5.1%	815	2.1%	-14.4%	952	2.7%	29.1%
Expenses in Advance and Others	673	1.5%	-1.2%	681	1.8%	10.1%	618	1.8%	7.5%
Investments	426	0.9%	37.6%	310	0.8%	-14.6%	362	1.0%	6.6%
Property and Equipment	9,699	21.3%	7.1%	9,053	23.8%	11.6%	8,114	23.3%	10.3%
Intangible Assets	6,495	14.3%	13.9%	5,701	15.0%	14.6%	4,976	14.3%	0.7%
	-						-
TOTAL DASSETS	45,500	100.0%	19.7%	38,007	100.0%	9.1%	34,832	100.0%	4.2%

Balance Sheet – Consolidated Liabilities

LIABILITIES

	GPA CONSOLIDATED

			AH 2013 x			AH 2013 x			AH 2013 x
(R$ million)	31.12.2013	AV	2012	31.12.2012	AV	2012	31.12.2011	AV	2012

Current Liabilities	23,848	52.4%	40.2%	17,010	44.8%	27.0%	13,391	38.4%	1.6%
Suppliers	13,322	29.3%	55.8%	8,548	22.5%	37.0%	6,240	17.9%	4.8%
Loans and Financing	3,922	8.6%	-0.1%	3,927	10.3%	10.8%	3,543	10.2%	-19.8%
Debentures	2,672	5.9%	114.6%	1,245	3.3%	86.3%	668	1.9%	33.2%
Payroll and Related Charges	864	1.9%	8.5%	796	2.1%	9.2%	729	2.1%	-3.9%
Taxes and Social Contribution Payable	792	1.7%	-4.0%	825	2.2%	26.8%	651	1.9%	95.8%
Dividends Proposed	321	0.7%	111.2%	152	0.4%	-10.0%	169	0.5%	63.3%
Financing for Purchase of Fixed Assets	98	0.2%	172.2%	36	0.1%	-59.2%	88	0.3%	520.5%
Leasing	115	0.3%	2.7%	112	0.3%	34.4%	83	0.2%	70.1%
Acquisition of Companies	73	0.2%	5.8%	69	0.2%	9.5%	63	0.2%	14.9%
Debt with Related Parties	261	0.6%	690.9%	33	0.1%	-59.0%	80	0.2%	188.4%
Advertisement	94	0.2%	5.6%	89	0.2%	-21.2%	113	0.3%	26.0%
Provision for Restructuring	1	0.0%	-95.2%	21	0.1%	-14.5%	25	0.1%	89.5%
Tax Payments	75	0.2%	-47.9%	144	0.4%	-7.3%	155	0.4%	-9.3%
Advanced Revenue	214	0.5%	86.1%	115	0.3%	24.8%	92	0.3%	12.5%
Others	1,024	2.3%	14.0%	898	2.4%	29.9%	691	2.0%	13.5%

Long-Term Liabilities	7,170	15.8%	-13.5%	8,285	21.8%	-20.1%	10,373	29.8%	2.0%
Loans and Financing	2,238	4.9%	29.8%	1,724	4.5%	-32.1%	2,539	7.3%	50.9%
Debentures	896	2.0%	-65.5%	2,599	6.8%	-30.5%	3,741	10.7%	75.0%
Financing for Purchase of Assets	8	0.0%	-33.3%	12	0.0%	na	-	0.0%	-100.0%
Acquisition of Minority Interest - Noncontrolling	57	0.1%	-47.2%	108	0.3%	-31.7%	158	0.5%	na
Deferred Income Tax and Social Contribution	1,133	2.5%	6.8%	1,061	2.8%	-6.7%	1,137	3.3%	2.0%
Tax Installments	617	1.4%	-42.5%	1,073	2.8%	-10.9%	1,205	3.5%	-6.8%
Provision for Contingencies	1,344	3.0%	17.2%	1,147	3.0%	48.1%	774	2.2%	13.9%
Advanced Revenue	834	1.8%	82.9%	456	1.2%	-3.3%	472	1.4%	23.7%
Others	43	0.1%	-59.0%	105	0.3%	-69.6%	346	1.0%	25.4%

Shareholders' Equity	14,482	31.8%	13.9%	12,712	33.4%	14.9%	11,068	31.8%	9.6%
Capital	6,792	14.9%	0.4%	6,764	17.8%	0.8%	6,710	19.3%	9.5%
Capital Reserves	282	0.6%	21.0%	233	0.6%	2.1%	228	0.7%	-40.6%
Profit Reserves	3,506	7.7%	41.0%	2,486	6.5%	59.7%	1,556	4.5%	40.0%
Minority Interest	3,902	8.6%	20.9%	3,229	8.5%	25.5%	2,573	7.4%	4.2%
	-			-			-
TOTAL LIABILITIES	45,500	100.0%	19.7%	38,007	100.0%	9.1%	34,832	100.0%	4.2%

Assets

Current Assets

Cash and Cash Equivalents

Cash and cash equivalents increased 33.2% in 2014, from R$8.367 billion in 2013 to R$11.149 billion, driven by the R$124 million increase in operating cash flow, in addition to the R$377 million reduction in investment activities and the R$948 million reduction in financing activities in comparison with 2013 On December 31, 2014, cash and cash equivalents accounted for 24.5% of total assets, as against 22.0% on December 31, 2013.

On December 31, 2014, cash accounted for 24.5% of total assets compared to 22.0% in December 31, 2013.

In 2013, cash and cash equivalents increased by 18.1%, from R$7.086 billion in 2012 to R$8.367 billion. Cash and cash equivalents accounted for 22.0% of total assets, versus 20.3% on December 31, 2012.

In 2012, cash and cash equivalents increased 42.6%, from R$4.970 billion in 2011 to R$7.086 billion. Cash and cash equivalents accounted for 20.3% of total assets, versus 14.9% on December 31, 2011.

Accounts receivable

Accounts receivable increased by 18.3% in 2014, from R$2.497 billion in 2013 to R$2.954 billion. This variation of R$457 million is mainly due to:  i) R$300 million in trade accounts receivable, related to consolidated CDiscount balances; ii) R$226 million increase in CDCI receivables, partially reduced by the increase in the allowance for doubtful accounts, decreasing the balance by R$111 million, in addition to other effects in the amount of R$42 million.

On December 31, 2013, trade accounts receivable fell 5.3% from R$2.637 billion in 2012 to R$2.497 billion, mainly due to: i) the reduction in the balance of accounts receivable from credit cards and tickets of around R$180 million, related mainly to sale of receivables from credit card in the last five days of 2013. In 2012, this effect had been impacted, as the last three days of the year were weekend days; ii) the increase of around R$170 million in the payment book balance, or 8%, related to the expansion in sales recorded by Via Varejo; iii) the increase in provision for doubtful accounts, mainly related to the R$40 million growth in the payment voucher balance; iv) the decrease in the receivables balance of debit card clients by approximately R$70 million, related to the calendar effect explained in item i) above.

On December 31, 2012, accounts receivable grew by 8.5%, from R$2.431 billion in 2011 to R$2.637 billion, reflecting the increase in the CDCI consumer financing account.

Taxes recoverable

Short-term taxes recoverable fell 11.0% in 2014, from R$908 million in 2013 to R$808 million, mainly due to the revised study to monetize GPA

On December 31, 2013, taxes increased by 4.2% in 2013, from R$871 million in 2012 to R$908 million, due to: i) the increase of R$80 million in the ICMS tax balance; ii) reduction of R$14 million in PIS/Cofins taxes; iii) reduction of R$20 million in withholding income tax; and iv) reduction of R$16 million in income tax and social contribution.

On December 31, 2012, taxes declined by 4%, from R$908 million in 2011 to R$871 million, primarily driven by the lower income tax and ICMS tax replacement.

Prepaid expenses and other accounts receivable

Prepaid expenses and other receivables increased 44.5% from R$373 million in 2013 to R$539 million in 2014, mainly driven by values for reimbursement in the amount of R$37 million; R$38 million increase in prepaid expenses related to R$7 million from prepaid rental, R$9 million from new Consulting contracts, and R$24 million from the consolidation of Cdiscount; R$15 million in FIC dividends receivable; R$30 million in rentals receivable; and R$46 million in variation from Other Receivables.

On December 31, 2013 Prepaid expenses and other accounts receivable increased by 17.6%, from R$317 million in 2012 to R$373 million, mainly related to the prepayment of Via Varejo’s advertising expenses in the amount of R$20 million and the transfer of the call option of 3 gas station of Rede Duque from the financial instrument balance to “Other accounts receivable” in the total amount of R$49 million, once it has been exercised by the counterparty.

On December 31, 2012, prepaid expenses fell by 22.3%, from R$408 million in 2011 to R$317 million, mainly due to the R$62 million received as redemption of PAFIDC quotas.

Inventories

Inventories increased by 31.7% in 2014, from R$6.382 billion in 2013 to R$8.405 billion, outpacing growth in sales due to the consolidation of CDiscount and an increase in inventory coverage by 8 days throughout the Group's business, mainly the result of strategic purchases and accelerated organic growth in the fourth quarter.

On December 31, 2014, inventories accounted for 18.5% of total assets, compared to 16.8% on December 31, 2013.

In 2013, inventories grew by 10.8%, from R$5.760 billion in 2012 to R$6.382 billion, lower than the increase in sales. This was due to the reduction of two days in the average inventory balance compared to 2012, which, in turn, was driven by the decrease of four days in inventories in the Food Retail segment (Extra and Pão de Açúcar) and of five days in the Electronics segment. Nova Pontocom remained stable and Assaí recorded a two-day increase in inventories, mainly due to the strong expansion to new states.

On December 31, 2013, inventories accounted for 16.8% of total assets and 16.5% on December 31, 2012.

In 2012, inventories were up 3.7%, from R$5,553 billion in 2011 to R$5,760 billion in 2012, an increase lower than sales growth. The improvement inventory management was benefited by investments on logistics and IT in the last two years.

On December 31, 2012, inventories accounted for 16.5% of total assets, against 16.6% on December 31, 2011.

Noncurrent Assets

Noncurrent assets, excluding property, plant and equipment, intangible assets and investments, increased from R$4.335 billion in 2013 to R$4.747 billion in 2014.  This R$412 million increase was the result of the following factors: i) R$707 million increase in taxes recoverable, mainly represented by ICMS credits; ii) R$460 million reduction in deferred income tax related to the use of tax losses to pay installments and offsetting with tax losses from operations; iii) R$141 million increase in intercompany receivables, mainly referring to CDiscount; and vi) Other effects in the amount of R$24 million.

On December 31, 2014, these assets accounted for 10.4% of total assets, compared to 11.4% on December 31, 2013.

In 2013, noncurrent assets, excluding property, plant and equipment, intangible assets and investments decreased by 7.7%, from R$4.699 billion in 2012 to R$4.335 billion. The R$364 million reduction is due to: i) the conversion of financial instruments worth R$359 million related to the Duque and Bartira Chain in Other Accounts Receivable and Intangible Assets; ii) the increase of R$197 million in taxes recoverable, primarily related to the increase in the ICMS and PIS/Cofins credits; iii) reduction of R$128 million in deferred income tax and social contribution, mainly related to the effects from the difference between the book and tax depreciation; iv) reduction of R$137 million in judicial deposits related to labor risks; and v) increase of R$62 million in the Others line.

On December 31, 2013, these assets accounted for 11.4% of total assets and 13.5% on December 31, 2012.

In 2012, noncurrent assets, excluding property, plant and equipment, intangible assets and investments were up 21.9%, from R$3,855 billion in 2011 to R$4,699 billion, mainly due to higher Recoverable Taxes – ICMS (State VAT). The Management of subsidiary Via Varejo has prepared a technical feasibility study on the future realization of ICMS, considering the future expected offset of debt deriving from operations of Via Varejo and subsidiaries, within the context of the main variables of their business. This study was examined based on information from the strategic planning report previously approved by the Company's Board of Directors.

On December 31, 2012, these assets accounted for 13.5% of total assets, against 11.5% on December 31, 2011.

Investments

Investments increased 37.6% in 2014, from R$310 million in 2013 to R$426 million. This increase was mainly due to equity income from FIC, net of dividends distributed in the amount of R$83 million, and classification of certain ownership interests as investments as of this year, in the amount of R$25 million. On December 31, 2014, investments accounted for 0.9% of total assets, versus 0.8% on December 31, 2013.

In 2013, investments decreased by 14.6%, from R$362 million in 2012 to R$310 million. On December 31, 2013, investments accounted for 0.8% of total assets against 1.0% on December 31, 2012.

In 2012, investments were up 6.6%, from R$340 million in 2011 to R$362 million in 2012. On December 31, 2012, investments accounted for 1.0% of total assets, the same level as on December 31, 2011 (1.0%).

Property and equipment

Property and equipment increased 7.1% in 2014, from R$9.053 billion in 2013 to R$9.699 billion in 2014.  This increase was related to: i) the increase of R$1.489 billion due to the opening and conversion of stores; ii) R$714 million in depreciation in the fiscal year; iii) R$102 million in write-offs; and iv) R$27 million in transfers and others.

On December 31, 2014, property and equipment accounted for 21.3% of total assets, versus 23.8% on December 31, 2013.

In 2013, property and equipment increased by 11.6%, from R$8.114 billion in 2012 to R$9.053 billion, due to: i) the R$1.746 billion in additions from the opening and conversion of stores; ii) the R$642 million in depreciation in the year; iii) the R$133 million in write-offs; and iv) the R$31 million in transfers and others.

On December 31, 2013, property and equipment accounted for 23.8% of total assets against 23.3% on December 31, 2012.

In 2012, property and equipment were up 10.3%, from R$7,358 billion in 2011 to R$8,114 billion, was due to (i) R$ 1,453 billion of additions from the opening of new stores and the conversion of stores; (ii) R$596 million of decrease in the fiscal year; (iii) R$74 million in write-offs and (iv) R$ 28 million of transfers and others.

On December 31, 2012, property and equipment accounted for 23.3% of total assets, against 22.0% on December 31, 2011.

Intangible assets

Intangible assets increased 14.3% in 2014, from R$5.701 billion in 2013 to R$6.495 billion.  This increase was related to: i) R$537 million in additions, mainly composed of R$311 million in software, R$187 million in contractual rights and R$39 million in other items; ii) R$217 million in amortization in the fiscal year, iii) R$452 million in intangible assets merged in the consolidation of GPA’s subsidiary CDiscount and iv) R$22 million in transfers and other items.

On December 31, 2014, intangible assets accounted for 14.3% of total assets, versus 15.0% on December 31, 2013.

In 2013, intangible assets increased by 14.6%, from R$4.976 billion in 2012 to R$5.701 billion, due to: i) the R$978 million in additions, comprised mainly by R$603 million in goodwill from Bartira, R$265 million in software and R$82 million in intangible assets allocated from the business combination with Bartira; ii) the R$223 million in amortization in the year; and iii) the R$ 30 million in transfers and others.

On December 31, 2013, intangible assets accounted for 15.0% of total assets, against 14.3% on December 31, 2012.

In 2012, were up 0.7% in 2012, from R$4,939 billion in 2011 to R$4,976 billion. This variation was chiefly due to: (i) R$123 million of additions, in which R$39 million of premium from Rede Duque and R$ 84 million from software additions, (ii) R$ 238 million of amortization on the fiscal year and (iii) R$ 152 million of transferences and other.

On December 31, 2012, intangible assets accounted for 14.3% of total assets, against 14.8% on December 31, 2011.

Liabilities

Current Liabilities

Suppliers

Liabilities with suppliers increased 55.8% in 2014, from R$8.548 billion in 2013 to R$13.322 billion.  This variation was mainly the result of growth in GPA sales and lengthening of debt with suppliers, with an increase in supplier accounts payable days by over 15 days.  Additionally, GPA consolidated the CDiscount balance, which contributed to the increase in the suppliers account.

On December 31, 2014, liabilities with suppliers accounted for 29.3% of total liabilities, versus 22.5% on December 31, 2013.

In 2013, liabilities with suppliers grew by 37.0%, from R$6.240 billion in 2012 to R$8.547 billion. This variation was due to GPA’s sales growth and the extension of its debt with suppliers, with an increase in supplier payment term of more than 15 days, with efforts by all segments. On December 31, 2013, liabilities with suppliers accounted for 22.5% of total liabilities, against 17.9% of Company’s liability on December 31, 2012.

In 2012, liabilities with suppliers were up by 4.8%, from R$5.953 billion in 2011 to R$6,240 billion. The increase was due to Group’s sales growth and the extension of its debt with suppliers. On December 31, 2012, liabilities with suppliers represented 17.9% of total liabilities, compared to 17.8% on December 31, 2011.

Loans and Financing – short term

Short-term loans and financing fell 0.1% in 2014, from R$3.927 billion in 2013 to R$3.922 billion.   These lines remained practically stable and are mainly represented by liabilities with the balance of consumer credit (CDCI).

On December 31, 2014, short-term loans and financing accounted for 8.6% of total liabilities, versus 10.3% on December 31, 2013.

In 2013, short-term loans and financing increased by 10.8%, from R$3.543 billion in 2012 to R$3.927 billion, due to the 9% growth (R$228 million) in Via Varejo’s CDCI, in line with the evolution in the related receivables, as well as working capital, especially in the transfer from long to short term. On December 31, 2013, short-term loans and financing accounted for 10.3% of total liabilities, against 10.2% on December 31, 2012.

In 2012, short-term loans and financing fell by 19.8%, from R$4.416 billion in 2011 to R$3.543 billion. This variation was basically due the restructuring of FIDCs, which resulted in the debt deconsolidation, partially offset by an increase in CDCI and working capital. Our short-term loans and financing accounted for 10.2% of total liabilities, against 13.2% on December 31, 2011.

Debentures – short term

Short-term debt represented by debentures issued by the Company increased 114.6% in 2014, from R$1.245 billion in 2013 to R$2.672 billion.  This variation was mainly the result of settlement of debentures of the 8th and 9th issues, in addition to Via Varejo’s 1st issue and the transfer to the short-term of debentures of the 10th and 11th issues of CBD and 1st (2nd series) and 3rd issues of Via Varejo, maturing over the course of 2015.

On December 31, 2014, short-term debentures accounted for 5.9% of total liabilities, compared to 3.3% on December 31, 2013.

In 2013, short-term debt represented by debentures issued the Company grew by 86.2%, from R$668 million in 2012 to R$1.245 billion. The variation is related primarily to the transfer of balances of the 8th and 9th issue of debentures to the short term. On December 31, 2013, short-term debentures accounted for 3.3% of total liabilities, against 1.9% on December 31, 2012.

In 2012, short-term debt represented by debentures issued by the Company grew by 33.2%, from R$502 million in 2011 to R$668 million. This variation was mainly due to the maturity of the 11th Debenture Issue. Short-term debentures accounted for 1.9% of total liabilities, against 1.5% on December 31, 2011.

Social and Labor Obligations

Liabilities with social and labor obligations increased 8.5% in 2014, from R$796 million in 2013 to R$864 million, mainly due to collective bargaining agreements in the year and the effects thereof on labor charges and provisions.

On December 31, 2014, liabilities with social and labor obligations accounted for 1.9% of total liabilities, versus 2.1% on December 31, 2013.

In 2013, liabilities related to social and labor obligations increased by 9.2%, from R$729 million in 2012 to R$796 million, due to the effect from the collective bargaining agreement on labor charges and provisions. On December 31, 2013, the social and labor obligations represented 2.1% of Company’s total liabilities unchanged from December 31, 2012.

In 2012, payroll and labor liabilities fell by 3.9%, from R$759 million in 2011 to R$729 million. This variation resulted primarily from the reduction in the reserve for bonuses to be paid in about R$18 million. Social and labor obligations represented 2.1% of Company’s total liabilities in comparison to 2.3% in December 31, 2011.

Taxes and Contributions

Liabilities with Taxes, Fees and Contributions fell 4.0% in 2014, from R$825 million in 2013 to R$792 million. This variation was mainly driven by balances recorded in 2013 for income tax on capital gains recorded by GPA and related to the public offering of Via Varejo in the amount of R$134 million, and the increase in taxes related to operational expansion in 2014, particularly at Via Varejo.

On December 31, 2014, taxes, fees and contributions represented 1.7% of the total liabilities compared to 2.2% on December 31, 2013.

In 2013, liabilities with Taxes, Fees and Contributions increased by 26.8% in 2013, from R$651 million in 2012 to R$825 million. This variation was mainly due to the income tax on the GPA’s capital gains, related to the public offering for the distribution of Units of Via Varejo, totaling R$134 million, and the increase in taxes due to the expansion of the operation. On December 31, 2013, taxes and contributions represented 2.2% of total liabilities compared to 1.9% on December 31, 2012.

In 2012, Taxes and Contributions were up by 95.8%, from R$332 million to R$651 million. This variation was mainly due to the provision for income and social contribution taxes payable related to the subsidiary Via Varejo and the net amount of around R$250 million booked under assets in 2011. Taxes and contributions represented 1.9% of total liabilities, versus 1.0% on December 31, 2011.

Noncurrent Liabilities

Loans and Financing – long term

Long-term loans and financing increased 29.8% in 2014, from R$1.724 billion in 2013 to R$2.238 billion.  This increase was mainly the result of loans in foreign currency with swap for local rates.

On December 31, 2014, long-term loans and financing accounted for 4.9% of total liabilities, versus 4.5% on December 31, 2013.

In 2013, long-term loans and financing decreased 32.1%, from R$2.539 billion in 2012 to R$1.724 billion. This variation was basically due to working capital loan maturities and a new financial leasing agreement by IBM at Via Varejo. On December 31, 2013, Company’s long-term loans and financing represented 4.5% of its total liabilities, compared to 7.3% in December 31, 2012.

In 2012, long-term loans and financing were down by 38.1%, from R$4,103 billion in 2011 to R$2,539 billion. This variation was mainly due to the deconsolidation of the FDIC balances as a result of the restructuring in December 2012 and by the working capital increase of R$400 million. Long-term loans and financing represented 7.3% of total liabilities, compared to 12.3% in December 31, 2011.

Debentures – long term

Long-term debt represented by debentures issued by GPA decreased 65.5% in 2014, from R$2.599 billion in 2013 to R$896 million.  This decrease was mainly the result of the transfer from long term to short term, the maturity of the debentures issued, as well as the 12th issue of debentures by CBD.

On December 31, 2014, long-term debentures accounted for 2.0% of total liabilities, compared to 6.8% on December 31, 2013.

In 2013, long-term debt represented by debentures issued by GPA declined 30.5%, from R$3.741 billion in 2012 to R$2.599 billion, mainly reflecting the transfer from long to short term and the maturity of the debentures issued. On December 31, 2013, long-term debentures accounted for 6.8% of total liabilities, against 10.7% on December 31, 2012.

In 2012, long-term indebtedness represented by debentures issued by the Company was up by 75.0%, from R$2,138 billion in 2011 to R$3,741 billion. This variation was mainly due to the 11th debenture issue of R$1.200 billion, in addition to the debenture issues by Via Varejo and Nova Pontocom worth R$900 million, aimed at extending the Company’s debt profile from short to long term. On December 31, 2012, long-term debentures accounted for 10.7% of total liabilities, against 6.4% on December 31, 2011.

Deferred Income and Social Contribution Taxes

Deferred income tax and social contribution increased 6.8% in 2014, from R$1.061 billion in 2013 to R$1.133 billion, mainly due to the constitution of deferred income tax and social contribution liabilities on tax amortization of goodwill and property and equipment in 2014.

On December 31, 2014, deferred income tax and social contribution corresponded to 2.5% of total liabilities, versus 2.8% on December 31, 2013.

In 2013, deferred income and social contribution taxes decreased 6.7%, from R$1.137 billion in 2012 to R$1.061 billion, mainly reflecting the reversal of deferred liability taxes of R$106 million on the purchase option exercised in the last quarter of 2013. On December 31, 2013, deferred income and social contribution taxes accounted for 2.8% of total liabilities, against 3.3% on December 31, 2012.

In 2012, deferred income and social contribution taxes were up by 2.0%, from R$1,115 billion in 2011 to R$1,137 billion, due to goodwill amortization in the period. On December 31, 2012, deferred income and social contribution taxes accounted for 3.3% of total liabilities, unchanged from December 31, 2011.

Taxes Payable in Installments

Tax installments, including REFIS, fell 42.5% in 2014, from R$1.073 billion in 2013 to R$617 million, mainly due to payments in the year using the benefits of Law 12,996/14.

On December 31, 2014, tax installments accounted for 1.4% of total liabilities, versus 2.8% on December 31, 2013.

In 2013, taxes payable by installments, including REFIS (tax installment payment program), decreased by 10.9%, from R$1.205 billion in 2012 to R$1,073 billion. This decrease was due to the transfer from long term to short term.  On December 31, 2013, taxes payable by installments accounted for 2.8% of total liabilities, against 3.5% on December 31, 2012.

In 2012, taxes payable by installments, including REFIS (tax installment payment program), were down by 6.8%, from R$1.292 billion in 2011 to R$1.205 billion. This decrease was due to the transfer from long term to short term. On December 31, 2012, taxes payable by installments accounted for 3.5% of total liabilities, against 3.9% on December 31, 2011.

Provision for lawsuits

Provision for lawsuits increased 17.2% in 2014, from R$1.147 billion in 2013 to R$1.344 billion.  The main factors behind this variation were: i) Additions of R$718 million; ii) Reversals and payments of R$372 million; iii) Restatement of R$133 million; iv) Provision for risks booked at Cdiscount in the amount of R$11 million; v) Installment payments of R$296 million; and v) R$3 million in other items.

On December 31, 2014, provisions for lawsuits accounted for 3.0% of total liabilities, remaining stable from 2013.

In 2013, provision for lawsuits increased by 48.1%, from R$774 million in 2012 to R$1.147 billion. This variation was mainly due to: (i) Additions of R$452 million; (ii) Reversals and payments of R$285 million; (iii) Monetary restatement of R$87 million; and (iv) Provision for contingent liabilities assumed in the acquisition of Bartira in the amount of R$119 million. On December 31, 2013, provisions for lawsuits accounted for 3.0% of total liabilities, against 2.2% on December 31, 2012.

In 2012, provision for lawsuits increased by 13.9%, from R$680 million in 2011 to R$774 million. This variation was mainly due to: (i) Additions of R$267 million; (ii) Reversals and payments of R$241 million; and (iii) Monetary restatement of R$67 million. Our provision for lawsuits represented 2.2% of total liabilities, versus 2.0% on December 31, 2011.

Shareholders’ Equity

Shareholders’ equity increased 13.9% in 2014, from R$12.712 billion in 2013 to R$14.482 billion, mainly due to: i) R$28 million in additions to capital from the exercise of stock options; ii) Creation of a reserve for options granted in the amount of R$66 million; iii) Net income of R$1.760 billion; iv) Dividends of R$428 million; v) Capital transactions with non-controlling shareholders in the amount of (R$71) million; vi) R$411 million from the CNova share offering; and vii) R$4 million in valuation adjustments to shareholders’ equity.

On December 31, 2014, shareholders’ equity corresponded to 31.8% of total liabilities, versus 33.4% on December 31, 2013.

In 2013, shareholders’ Equity increased 14.9%, from R$11.068 billion in 2012 to R$12.712 billion. This variation was mainly due to: i) Additions of R$16 million representing the exercise of stock options, ii) Stock option reserves in the amount of R$43 million, iii) Net income of R$1,396 billion, iv) Dividends of R$436 million and v) Capital transactions with non-controlling shareholders of R$625 million. On December 31, 2013, shareholders’ equity accounted for 33.4% of total liabilities, against 31.8% on December 31, 2012.

In 2012, shareholders’ equity increased by 9.6%, from R$10.094 billion in 2011 to R$11.068 billion. This variation was mainly due to: i) Additions of R$21 million representing the exercise of stock options; ii) Stock option reserves in the amount of R$45 million; iii) Net income of R$1.156 billion; iv) Dividends of R$252 million; and v) Other amounts of R$3 million. On December 31, 2012, shareholders’ equity accounted for 31.8% of total liabilities, against 30.2% on December 31, 2011.

Non-controlling interest

In 2014, non-controlling interest increased 20.9%, from R$3.229 billion in 2013 to R$3.902 billion.  This increase was the result of profit sharing in the period, net of proposed dividends, in the amount of R$367 million, and R$289 million in corporate reorganizations with CDiscount and the CNova share offering.

In 2013, non-controlling interest grew by 25.5%, from R$2.573 billion in 2012 to R$3.229 billion, reflecting the public offering of Units comprising one (1) common share and two (2) preferred shares issued by the subsidiary Via Varejo.

In 2012, non-controlling interest grew by 4.2%, from R$2.469 billion in 2011 to R$2.573 billion.

Other Equity Accounts

Equity accounts not mentioned above did not record relevant variations between the balances of December 31, 2014, December 31, 2013 and December 31, 2012.

10.2      Operating and financial result

(a)         results from operations, particularly:

(i)     description of any relevant component of our revenue

GPA’s main revenues arise from GPA Foods’ operations, composed of retail and cash-and-carry wholesale, sales of electronics and home appliances (bricks-and-mortar stores of Via Varejo) and e-commerce (Nova Pontocom). GPA’s net revenues are shown in the table below for the years ended December 31, 2014, 2013 and 2012.

		Net Sales
(R$ million)	2014	2013	2012

Consolidated (1)	65,525	57,854	51,016

Food Businesses	34,741	31,811	28,169
Multivarejo (2)	26,415	25,538	23,530
Assaí	8,326	6,273	4,639

Non-Food Businesses	30,846	26,053	22,846
Cnova (3)	8,172	4,297	3,409
Via Varejo (4)	22,674	21,756	19,438

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes only revenue from commissions in the marketplace, without considering total revenue from goods; (4) Includes revenue from intercompany transactions

(ii)        factors affecting materially our operating results

For information on the factors affecting materially our operating results, see item 10.1 (h) of this Reference Form.

(b)   revenue variations due to changes in prices, exchange rates, inflation, changes in volume and the launching of products and services

For information on revenue variations, see item 10.1 (h) of this Reference Form.

(c)   impact of inflation, variations in the price of our main inputs and products, foreign exchange and interest rates on the Company’s operating and financial results

The Executive Officers believe the depreciation or appreciation of the Brazilian real against the U.S. dollar has had and will continue to have an impact on GPA’s operating results, due to a small portion of imported items it sells and the trend of having costs pegged to foreign currencies in technology items.

10.3      Events with material effects occurring and expected in the financial statements

(a)         introduction or sale of an operating segment

On December 31, 2014, as a result of the consolidation of Cdiscount, a French e-commerce company, the Group began to disclose information by geographic region (Revenue, assets and liabilities).

	Brazil								International
Description	Retail		Self-service Wholesale		Home Appliances		E-Commerce		E-Commerce		Total		Elimination (*)		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net Sales Revenue	26,415	25,538	8,326	6,273	22,674	21,746	5,747	4,297	2,428	-	65,590	57,854	(65)	-	65,525	57,854

Current Assets	8,062	7,088	1,709	1,359	10,366	8,753	1,742	1,412	2,350	-	24,229	18,612	(96)	(3)	24,133	18,609
Noncurrent Assets	13,691	12,717	1,492	2,457	5,283	4,376	851	550	655	-	21,972	20,100	(605)	(702)	21,367	19,398
Current Liabilities	8,026	5,380	1,832	2,604	9,716	7,830	2,475	1,901	2,498	-	24,547	17,715	(699)	(705)	23,848	17,010
Noncurrent Liabilities	5,314	6,300	235	279	1,571	1,699	17	7	35	-	7,172	8,285	(2)	-	7,170	8,285
Shareholders’ Equity	8,413	8,125	1,134	933	4,362	3,600	101	54	472	-	14,482	12,712	-	-	14,482	12,712

(b)         creation, acquisition or sale of shareholding

(i)   Public offering of shares – Via Varejo

At December 27, 2013, the Via Varejo’s Secondary Public Offering of Share Certificates or Units (each Unit is composed of one common share and two preferred shares) was concluded. Considering the overallotment, a total amount of one hundred, twenty-three million, six hundred, ninety-six thousand, nine hundred, eighty-four (123,697) Units were offered, totaling R$2.845 million.

The Company sold a total amount of thirty-eight million, nine hundred, ninety-one thousand, four hundred, forty-one (38,991,441) Units for R$897 million, so that its interest in Via Varejo decreased to 62.25% of common shares and 43.35% of total capital. The proceeds from such divestment were recorded as credits in equity, as this is a transaction with non-controlling shareholders, being represented by a sale of the Company’s interest and kept the control over Via Varejo. The effect of income tax on capital gain, transaction costs and write-off of related investments were also recorded in the equity. The equity effect deriving from this transaction was R$200.

Also pursuant to Clauses 4.1.3 and 10.1.4.2 of the Shareholders’ Agreement, a Sufficient Minimum Fragmentation was verified, considering the fulfillment of the following conditions cumulatively: (i) CB Group (represented by Messrs. Samuel Klein, Michael Klein and Mrs. Eva Lea Klein, and other entities) sold more than 23.64% of their shares representing Via Varejo’s capital stock; and (ii) Via Varejo’s total free float reached a level higher than 20% of total capital. In 2013, CB Group holds 27.31% of shares representing Via Varejo’s capital and its free float reached 29.34% of total.

Accordingly, CB Group lost some rights, such as: (i) Mr. Michael Klein is no longer the Chairman of Via Varejo’s Board of Directors; (ii) CB Group’s agreement, in previous meeting, with Via Varejo’s vote at the shareholders’ meetings of its subsidiary Nova Pontocom or by members of Nova Pontocom’s Board of Directors, appointed by Via Varejo, in relation to certain matters; (iii) the Migration Right; (iv) GPA’s call option; and (v) CB Group’s call option. In addition, pursuant to Clause 4.1.2 of the Shareholders’ Agreement, as its interest decreased, CB Group now appoints only 2 members for Via Varejo’s Board of Directors.

Transaction costs, totaling R$89 million, net of income tax, were fully paid by Via Varejo, pursuant to the terms of the Shareholders Agreement, and recorded directly in shareholders’ Equity.

(ii)  E-commerce transaction – Accounting of equity interests at cost

On June 4, 2014 the Boards of Directors of the Company and Via Varejo approved the project of association of the e-commerce businesses developed by the Companies through Nova Pontocom with the e-commerce business developed by the controlling shareholder Casino through Cdiscount S.A. and its affiliates (“CDiscount”).

Special Committees implemented by the Boards to evaluate the transactions, delivered a favorable recommendation of implementation of the operation considering the following elements: (a) the commercial interests of the Companies in the e-commerce activities will be preserved; and (b) the potential for value generation for the Companies and their shareholders through the integration of the e-Commerce activities currently developed by Nova and CDiscount into a new company named Cnova N.V. (“Cnova”) organized under the Holland laws.

Based on the opinions issued by the financial consultants, the exchange of net assets between Nova and CDiscount in Cnova are represented by 53.5% (Company and Via Varejo) and 46.5% (CDiscount).

On July 24, 2014, the corporate transaction was concluded at Cnova level in Holland, resulting in the subsidiary Nova Pontocom giving 46.5% of the operational net assets of Cnova Comércio Eletrônico, in exchange for 53.5% of interest in CDiscount Group.

The operational entities with important operations that the Company started consolidating as a result of this transaction are:

•    Cdiscount S.A.S.;

•    Financiere MSR;

•    E-trend;

•    Cdiscount Colombia;

•    Cdiscount Thailand;

•    Cdiscount Afrique;

•    Cdiscount Voyages.

The exchange of shares remained registered at historical cost, by Management understanding that this transaction is not the scope of CPC15/IFRS 3 (R) “Business Combinations”, by involving entities under common control. The date of the first consolidation of these entities, whose control was acquired by the Company, was July 31, 2014.

The impact booked in shareholders’ equity of the parent company on July 31, 2014 as a result of the transaction was broken down as follows (in millions of Brazilian reais):

7.31.2014

Investment at Cnova given	(23)
Investment received	16
Impact in the Shareholders’ Equity of Nova Pontocom	(7)
Impact in the Shareholders’ Equity of the Parent Company	(5)

(iii)        E-commerce public offering

In November and December of 2014 Cnova N.V., based in Holland, has concluded the initial public offering and complementary offer, and as a consequence the interest in Cnova N.V., directly and indirectly, reduced from 38,22% to 35,73%. The proceeds for the sale of shares were recorded in the shareholders’ equity, since this is a transaction with non-controlling shareholders, deducted from the impacts of income tax, transaction costs and other effects. The net impact in the shareholders’ equity as a result of this transaction was R$ 411 million, divided in R$ 132 million in the individual financial statements and R$ 279 million of non-controlling interest. The Company issued a total 29.182.894 shares. Despite Company has indirect and direct interest of 35.73% in Cnova N.V, the control of this subsidiary is exercised through Nova Pontocom that has 49.96% of interest and more than 50% of Cnova N.V voting capital.

(iv)       Corporate reorganization and the debt Nova Pontocom

The subsidiary Nova Pontocom, holding that had 100% of the entity Marneylectro S.A.R.L., indirect controlling entity of Cnova N.V., paid part of its debt against CBD and Via Varejo with the delivery of shares of the investee Marneylectro S.A.R.L. valued at market. As this transaction was done between entities under common control, all the related effects were recorded directly in the shareholders’ equity on December 31, 2014, divided in R$ 53 million  in the individual and R$ 14 million  in the non-controlling interest.

(v)        Corporate reorganization of C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd ("C-Asia"), which controls the subsidiaries of Cnova operating in Thailand and Vietnam, for an amount of R$52 million. This transaction resulted in the fact that the Cnova NV, acquired indirect control with interest of 60% by C-Asia.

As this transaction took place between entities under common control, Cnova applied the accounting equity interest cost, thus, was not recognized gain compared to 30% previously held and the difference between the consideration paid and the net assets of 30% transferred was recorded in the Company's equity and non-controlling interest, amounting to R$43 million and R$6 million, respectively.

Cash and cash equivalents at acquisition accounted for R$18.

(vi)       Sale of subsidiary – Casas Bahia Contact Center Ltda – “CBCC”

On December 30, 2014, the subsidiary Via Varejo sold its shares on CBCC to Atento Brasil S.A. After the fulfillment of all preceding clauses within the shares purchase agreement, Via Varejo received R$20 million, resulting in a gain of R$16 million in other operating revenue and expenses. As a consequence of the transfer of control, CBCC was deconsolidated on December 31, 2014 in the balance sheet and cash flow.

(vi)       Acquisition of Bartira

Until October 31, 2013, Via Varejo and Casa Bahia Comercial Ltda. (“CB”) were partners in Bartira, subsidiary Via Varejo, holding interests of 25% and 75%, respectively. Since the association between Company and CB (November 1, 2010), the Company held a purchase option to buy the other 75% of interest, which could be exercised between 3 and 6 years of association.

In 2013, this option fair value was calculated through the Black & Scholes method, using a volatility of 28% and a risk-free rate of 5.8% p.a., which resulted in a fair value of R$314 million (R$307 million on December 31, 2012) on the exercise date. Up to the exercise date, this option was recorded as financial instrument in the consolidated financial statements.

On October 31, 2013, the Company’s Shareholders’ Meeting approved the exercise of option to purchase the remaining interest in Bartira (“Purchase Option”), followed by the submission to CB of the exercise notification on November 1, 2013. The quotas of Bartira’s capital stock were transferred on December 2, 2013. The price paid for the exercise of the purchase option on November 1, 2013 was R$212 million. After the transaction, the subsidiary Via Varejo holds Bartira’s entire capital stock.

As of the date of notification to CB, Via Varejo holds substantive rights on Bartira, and November 1, 2013 was set as the business combination date.

Prior to the business combination, the subsidiary Via Varejo held a 25% interest in Bartira. The fair value of the previously held interest was measured at fair value on the acquisition date, as defined in IFRS 3 (R), CPC15 (R1), the fair value of interest was measured through the discounted cash flow method, and amounted to R$176 million. The fair value of remeasurement of the investment previously held, compared to the book value of the investment, resulted in a gain of R$71 million, presented in 2013 and recorded in “Other operating expenses and income”.

Thus, the consideration transferred for the execution of the business combination is determined by (i) the exercise price of the call option in the amount of R$212 million; (ii) the fair value of the call options held by the Company prior to the business combination in the amount of R$314 million; and (iii) the remeasurement at fair value of the investment previously held in the amount of R$176 million.

The main Intangible identified in Bartira business combination refers to:

(i)     Brands - R$46 million - Related to the brand "BARTIRA," which was calculated using the method of "royalties", whose useful life is indefinite.

(j)     Contractual relationship (Rent on favorable terms) - R$36 million - related to favorable terms compared to the market in the rent of the property used as a manufacturing plant pro Bartira. This asset will be amortized over the remaining term of 7-year contract.

Goodwill relating to the acquisition of control of Bartira is supported by the strategic nature to ensure a continuous supply of important supplier. In addition, the acquisition also enabled Via Varejo (i) to vertically integrate its mobile retail operation, (ii) beneficiating the low cost structure of Bartira given its scale as one of the largest plants in Latin America in terms of volume production, and (iii) maintain operational efficiencies and synergies (including logistics, sales and administrative costs) developed through the historical development between the Company and Bartira. The combined outcomes of this operation cause the Company to have the largest margin in products sold at Via Varejo shops.

Lastly, a replacement supplier for Bartira would be difficult to find in the local market and would negatively affect the furniture line of products that are traded by Via Varejo.

For purposes of consolidated cash flow statement, the amount paid must be deducted from the net cash acquired. Thus, the amount recorded will be R$212 million, less 75% of Bartira’s cash equivalent, totaling R$211 million. Goodwill on acquisition was fully allocated in the home appliance segment.

Subsequent measurement – final allocation of the purchase price.

The acquisition of Bartira’s control was accounted for under the acquisition method, in accordance with CPC 15 (IFRS 3R). In compliance with this standard, in 2014 the Company concluded gathering the data and assessing the fair value of the net assets acquired on November 1, 2013, adjusting R$23 million, and, consequently affected the goodwill on acquisition. The adjustments, mainly, refer to effects on measuring income tax, as well as inventories adjustments on acquisition date.

The sales result of Bartira is eliminated against the Cost of Goods Sold, as sales are done 100% by Via Varejo. Consolidated lingering effects are not significant.

(c)         unusual events or operations

         The Company takes extemporaneous credits of taxes, every time that brings together legal, documentary and factual understanding of such credits that allow their recognition, including the estimation of realization.Such credits are recognized as a reduction of cost of Goods sold. In 2014, among other credits, there was an ununsed credits by member companies of R$302, in Via Varejo subsidiary. The elements that support the registration and utilization of such credit were obtained during the year.

10.4      Significant changes in accounting practices – reservations and emphases in the auditor’s opinion

(a)         significant changes in accounting practices

GPA prepared its financial statements pursuant to all pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) and IFRS, being the financial statements as of December 31, 2010 the very first financial statements prepared according to the rules mentioned herein.

In the fiscal years ended December 31, 2014, 2013 and 2012, there were no significant changes in the accounting practices adopted by GPA.

(b)         significant effects of changes in accounting practices

Revenues and costs with rental of commercial galleries, which were previously recorded as selling expenses recovery, were reclassified to "net operating revenue" and "cost of goods sold", respectively, due to an increase in the share of this activity in the Multivarejo segment and considering the expectations of new launches of "Conviva" projects and the increase in future operations, better displaying this activity in the Company's financial statements. The Management of the Company believes it is best to proceed with the current classification as to allow comparability and a final classification of revenues and costs

(c)         reservations and emphasis in the independent auditor's report

There were no reservations in the report issued by Company’s independent auditor on the financial statements for the fiscal years ended December 31, 2014, 2013 and 2012.

10.5      Critical accounting policies

Judgments, estimates and assumptions

The preparation of GPA’s individual and consolidated financial statements requires that the management makes judgments, estimates and assumptions that affect the amounts stated of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at year-end, however, uncertainties relating to these assumptions and estimates may produce results that require substantial adjustments to the accounted amount of the asset or liability affected in future periods. In the process of applying GPA's accounting policies, management has adopted the following judgments, which have the most significant effect on the amounts recognized in the individual and consolidated financial statements:

a)  Financial lease agreements - Company as lessee

GPA has entered into commercial property lease agreements in its leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as financial lease.

b) Impairment

GPA performed test to verify that the assets might not be recoverable and in the fiscal year ended December 31, 2014, based on those tests, there was no need for the provision.

The procedure for verification of non-recoverability of property and equipment, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generating Units – CGU (stores). The steps of the test were as follows:

•       Step 1: compared the carrying amount of CGUs with a multiple of sale (15% to 30%), representing transactions between retail companies. For CGUs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 2;

•       Step 2: we prepared the discounted cash flow of CGU, using sales growth between 5.9% and 7.5% (6.6% and 6.7% on December 31, 2013) for the next five years. The discount rate used was 11.37% (10.8% on December 31, 2013).

For the purposes of impairment testing, the goodwill acquired through business combinations and licenses with indefinite lives was allocated to four cash generating units which are also operating segments that report information, namely, retail, electronics and home appliances, cash and carry and E-commerce.

The recoverable value of segments is calculated based on the value in use from cash projections deriving from financial budgets approved by top management for the next three years. The discount rate before income taxes applied to cash flow projections is 11.37% (10.8% as at December 31, 2013), and cash flows exceeding the three-year period are extrapolated applying a growth rate of 6.7% (6.5% as at December 31, 2013). As a result of this analysis, GPA did not identify the need for recording provision for asset impairment.

The cash and carry wholesale brand refers to “ASSAÍ”, electronics and home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded upon the business combinations carried out with companies holding rights over them.

The value was submitted to an asset impairment testing through the Income approach - Relief from Royalty methodology, which consists of calculating the value of an asset by measuring the present value of future benefits. Given the brand’s indefinite useful life, we considered a perpetual growth of 6.7% (6.5% on December 31, 2013) when preparing the discounted cash flows. Royalty rates were 0.4%, 0.8% and 0.9% for “ASSAÍ”, PONTO FRIO” and “CASAS BAHIA” brands, respectively.

c)     Income taxes

Given the nature and complexity of the Group’s business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. GPA and its subsidiaries record provisions, based on reasonable estimates, for any taxes due. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, according to the strategic planning approved by the Board of Directors.

GPA and its subsidiaries’ tax losses amounted to a tax benefit of R$354 on December 31, 2014 (R$794 on December 31, 2013). These losses do not expire; therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to its subsidiaries that have tax planning opportunities for the use of these balances.

d)    Fair value of derivatives and other financial instruments

            When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes and at the end of the reporting periods. For financial instruments not actively traded, the fair value is based on valuation techniques defined by GPA and compatible with usual market practices.  These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by means of valuation techniques, including the discounted cash flow method. The inputs used by these methods are collected from the market, where applicable. When these inputs are not available, judgment is required to determine the fair value. This judgment considers liquidity risk, credit risk and volatility. Changes in assumptions for these factors may affect the fair value of the financial instruments.

e)     Share-based Payment

GPA measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 27 (f) to the Financial Statements for the year ended December 31, 2013.

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the B1 and C1 series: (a) expectation of dividends of 0.96%; (b) expectation of volatility of approximately 22.09%; and (c) the risk-free weighted average interest rate of 11.70%. The expectation of remaining average life of the series outstanding on December 31, 2014 was 1.52 years (1.64 years on December 31, 2013). The weighted average fair value of options granted at December 31, 2014 was R$69.71 (R$62.59 on December 31, 2013).

f)   Provision for lawsuits

GPA and its subsidiaries are parties to several judicial and administrative proceedings (note 23 to the Financial Statements), and provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, the historical occurrence and amounts involved, and the opinion of external counsels. The management concluded that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

g)    Allowance for doubtful accounts

The subsidiary Via Varejo has balances receivable from sales via payment vouchers. Estimated losses on this portfolio are calculated according to the expected percentage, which is obtained through the observation of the portfolios’ trend over the past months and restated at every end of fiscal period.

h)   Recoverable taxes

GPA and its subsidiaries have recoverable taxes balances mainly related to ICMS, ICMS Tax Replacement, PIS and Cofins. These taxes are realized based on the growth projections, operating issues, generation of debits and credit consumption by GPA.

10.6      Internal controls relating to financial reporting - level of efficiency and deficiency and recommendations in the auditor's report

(a)         efficiency level of these controls, indicating any failures and measures adopted to correct them

The Company has implemented and maintains internal controls to provide reasonable assurance about the reliability of its financial statements and other financial information for external purposes, in accordance with broadly accepted accounting principles. During the year, any flaws identified in the execution of controls are rectified by implementing action plans to ensure the correct execution at the close of the year.

Based on the criteria laid down in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992) and in accordance with said methodology, the Executive Board concluded that the conception and operation of controls and procedures regarding the disclosure of Company information are effective to assure the information requested and disclosed in the reports of the Company.

There were no significant changes in the Company's internal controls regarding the preparation of financial reports for the period covered by this report that affected, significantly, or would have been reasonably likely to affect the Company's internal controls over its financial reports.

(b)         deficiencies and recommendations for internal controls mentioned in the independent auditor’s report

The study and evaluation of the accounting system and internal controls of the Company, conducted by independent auditors, in connection with the audit of financial statements, was aimed at determining the nature, timing and extent of the application of audit procedures and not for the purpose of providing an opinion on the effectiveness of said internal controls.

The Executive Board has a policy of reporting the deficiencies that result in a more than remote probability that a material error is recorded in the financial statements, which are material weaknesses. In light of this, the Company states that during the audit of financial statements for the year ended December 31, 2014, no material weaknesses in internal controls were identified regarding the preparation of the financial statements to be reported to the Company Management and hence, in the opinion of the Executive Board, none of the suggestions made by the independent auditors can be considered a material weakness of the accounting system and internal controls.

10.7      Allocation of resources from public offers and any deviations

(a)         how proceeds obtained with the offer have been used

GPA did not carry out public distribution offerings in the years ended December 31, 2014, 2013 and 2012.

(b)         if there were any relevant deviations between the effective application of resources and application proposals disclosed in the prospectus of the respective offering

GPA did not carry out public distribution offerings in the years ended December 31, 2014, 2013 and 2012.

(c)         if there were any deviations, please mention the reasons

GPA did not carry out public distribution offerings in the years ended December 31, 2014, 2013 and 2012.

10.8      Material items not recorded in the financial statements

(a)         assets and liabilities held by GPA, directly and indirectly, not included in the balance sheet (off-balance sheet items)

(i)       operational leasing, assets and liabilities;

Payments for the provision of leasing (excluding costs for services such as insurance and maintenance) classified as operating, are recognized as expenses on a straight line basis over the term of the respective leases. Our Management considers as operating leases any leases (rents) where there is no transfer of risks and benefits for our Group.

Payments of installments of Leases (excluding costs for services such as insurance and maintenance) classified as operating lease contracts are recognized as expenses using the straight line method over the term of the lease.

The core values of operating leases are represented as follows:

(i)         Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

(R$ million)	Consolidated
	12.31.2014	12.31.2013
Expenses (revenues) in the year:
Contingent payments	628	501
Non-contingent payments	916	686
Sublease agreements (*)	(168)	(164)

(*)    Refers to leasing agreements receivable from commercial galleries.

(ii)      Minimum non-cancelable payments

	Consolidated
(R$ million)	12.31.2014	12.31.2013

Less than 1 year	18	18
From 1 to 5 years	69	69
Over 5 years	49	66

Total	136	153

Refers to non-cancelable rental agreements on the due date. The operating leasing agreements vary from 5 to 20 years and table above presents the non-cancelable agreements. There are other operating leasing agreements that GPA’s Management classifies as cancelable, whose expenses are recorded proportionally to the duration. The annual expense recorded as “non-contingent payments” related to operating lease agreements is presented in item (iii) below.

(iii)   Minimum rental payments on agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable during their duration. In case of termination minimum termination payments will be due, which can vary from 1 to 12 months rental or a fixed percentage over the outstanding balance of the agreement.

	Consolidated
	12.31.2014	12.31.2013
Minimum rental payments:
Minimum termination payments	769	685

Total	769	685

(ii)      derecognized receivables portfolios over which the entity maintains risks and responsibilities, indicating respective liabilities;

The Company’s executive officers clarify that there are no receivables portfolio over which the entity maintains risks and responsibilities not provided in the Company’s balance sheet for December 31, 2014 or December 31, 2013.

(iii)     futures contracts for the purchase or sale of products or services;

The Company’s executive officers clarify that there are no futures contracts for the purchase or sale of products or services not provided in the Company’s balance sheet for December 31, 2014 or December 31, 2013.

(iv)     unfinished construction agreements

The Company’s executive officers clarify that there are no unfinished construction agreements not provided in the Company’s balance sheet for December 31, 2014 or December 31, 2013.

(v)      future loan agreement

The Company’s executive officers clarify that there are no future loan agreements not provided in the Company’s balance sheet for December 31, 2014 or December 31, 2013.

(b)         Other items were not evidenced in the financial statements

There are no other items not provided in the financial statements, except those mentioned in item 10.8(a) above.

10.9      Comments on items not recorded in the financial statements

(a)         how these items alter or may change revenues, expenses, result of operations, financial expenses or other items of GPA’s financial statements;

In accordance with current accounting rules, GPA discloses in its financial statements all relevant transactions which it is part, or hold any risk in reason of any equity or agreement. There are no transactions or operations not disclosed in the financial statements that could significantly impact GPA.

(b)         nature and purpose of the operation;

Not applicable

(c)         nature and amount of the obligations assumed and the rights generated on GPA’s behalf as a result of the operation.

Not applicable

10.10    Business Plan

(a)         investments

(i) quantitative and qualitative description of investments in progress and planned investments

On March 12, 2015, our Management submitted to shareholders a proposal for the 2015 Investment Plan regarding Food Retail, GPA Malls and Assaí, in the amount of up to R$1.350 billion, covering (i) the opening of stores, acquisition of land and store conversions; (ii) store renovations; and (iii) IT and logistics infrastructure and others. This proposal will be submitted to the Annual and Special Shareholders' Meeting to be held on April 24, 2015.

Company’s investment plan reflects its positive outlook regarding the performance of Brazil’s economy and reiterates its commitment towards the creation of jobs and development of the country. GPA will prioritize organic growth, with the inauguration of new stores, while also analyzing acquisition opportunities that could bring synergies to its operations and the effective creation of value for the Group.

(ii) sources of financing for investments

Company raised funds for its operations and investments, mainly through its operating cash flow, reserve for expansion, capital budget, bank loans, receivables securitization, financing from the BNDES and funding on the capital markets through the issue of debentures.

(iii) relevant divestments in progress and planned divestments

There are no events to disclose.

(b)   provided that already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may adversely affect our production capacity

There are no events to disclose.

(c)   new products and services, indicating: (i) description of researches in progress; (ii) total amounts spent on research for development of new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent on the development of new products or services.

Not applicable.

10.11    Other factors with significant influence

GPA is not aware of any other factors that may adversely affect its operating performance which have neither been identified nor discussed in other items of this section 10.

Proposal of Management and Fiscal Council Global Remuneration

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders’ Meeting the Proposal of Management and Fiscal Council2 Global Remuneration for the fiscal year of 2015, as follows:

1. Management: up to R$ 63,082,858, to be divided as follows: (i) R$ 4,311,865 to the Company’s Board of Directors of the Company and its committees; and (ii) R$ 58,770,993 to the Board of Officers, not considering the granting of stock options under the stock option plan in force.

2. Fiscal Council: up to R$ 535,000.

The Section 13 of the Reference Form of the Company is attached to this management proposal in compliance with Article 12, item II, of CVM Instruction 481/2009.

This is our proposal.

São Paulo, March 12, 2015.

BOARD OF OFFICERS

2 Considering that the installation of the Fiscal Council depends on the shareholders’ request at the Annual and Special Shareholders’ Meeting, its remuneration was predicted at the budget in case the shareholders decide to install it.

Exhibit to the Proposal of Management and Fiscal Council Global Remuneration

(Item 13 of the Reference Form, ICVM 480/2009)

13.1      Description of the compensation policy or practice, including Statutory and Non-Statutory Board of Executive Officers the Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, as follow:,

(a)         objectives of the remuneration policy or practice

The objective of this remuneration policy or practice is to remunerate Company’s management and committee members in line with market practices, allowing the Company to attract and retain qualified professionals, in addition to promoting their engagement with the Company.

(b)         Compensation breakdown, including

i.          description of the elements that compose the compensation and the purpose of each of them

The members of the Board of Directors and committees, including external members and members of the Fiscal Council receives fixed monthly compensation, unlinked of effective participation in meetings. This form of compensation is aligned in relation to market practice in general and the Company's interests.

The compensation of Executive Officers consists of the following elements: (i) fixed remuneration reflected in a base salary, with the purpose of ensuring compliance with the general market practice; (ii) profit sharing plan, with the purpose of encouraging professionals to seek the success of the Company and of sharing Company’s results with them; and (iii) a stock option plan, which is an incentive offered to Company’s executives in order to ensure a sustainable and long-lasting business.

ii.          the proportion of each element in the total compensation

The table below shows the proportion of each element of the total compensation for the fiscal year ended December 31, 2014:

	% of total compensation
	Base Salary	Variable Remuneration	Stock Option Plans	Total
Board of Directors	100%	0%	0%	100%
Board of Officers	67.68%	25.07%	7.25%	100%
Fiscal Council	100%	0%	0%	100%

iii.         methodology for the calculation and readjustment of each element of the compensation

In order to determine the compensation of the management and committee members, we regularly conduct market research to evaluate if the parameters and conditions we adopt to determine the fixed compensation are satisfactory and enable us to retain Company’s professionals, as well to analyze the need to propose adjustments to any component of remuneration which may be misaligned.

These surveys are conducted annually by recognized expert advice and market contracted by us, and use as benchmarks the major economic groups operating in the country, including in particular, the groups that operate in the retail sector

The profit sharing portion allocated to the Executive Officers, on the other hand, is computed based on indicators aligned to the Company’s strategic planning, determined in line with Company’s business plan and the goals to be met.

For additional information on Company’s stock option plan please refer to item 13.4 below.

iv.         reasons that justify the composition of the compensation

What justifies the breakdown of Company’s compensation policy is Company’s result-oriented strategy, which depends on the continuous search for competent, qualified, dedicated and valuable professionals for the Company.

(c)         key performance indicators considered in determining each element of the compensation

For setting the variable portion of remuneration, we consider performance indicators that we consider strategic, as gross sales, net income, total expenditure, working capital, engagement and turnover, beyond the level of excellence of managers in performing their functions, considering the degree of responsibility and individual assignments. Performance indicators are not taken into consideration for determining the proportion of fixed remuneration.

(d)         the way the compensation is structured to reflect the evolution of the performance indicators

We structure Company’s compensation through programs that monitor the accomplishment of goals previously determined by the Company and the results effectively met

(e)         the way the compensation policy or practice is aligned with the Company’s short, medium and long-term interests

In order to align the Board with the Company's objectives in a short and medium term perspective we offer to the Executive Officers a fixed compensation (base salary) and, additionally, a portion of the  variable compensation, to be paid in the form of profit sharing. In addition, we offer to our Directors a stock option plan and compensation plan based on stock option that, by presenting some characteristics as grace periods for exercising the options and lock up of the shares acquired, keeps the Board aligned with the Company's objectives in a long-term perspective. It should be clarified that the stock option plan, the compensation plan based on stock options and profit sharing form the variable remuneration of the Board.

The compensation of the members of the Board of Directors, Fiscal Council and other committees is readjusted based on the amount usually paid in the industry, encouraging such professionals to maintain the excellence in exercising their functions and to strive for the improvement of Company’s results. Therefore, we understand that the compensation policy or practice is aligned with Company’s short, medium and longterm interests.

(f)          existence of compensation supported by subsidiaries or direct or indirect controlling shareholders

The compensation of the management and committee members is supported exclusively by the Company.

(g)         existence of any compensation or benefit connected to the occurrence of a determined corporate event, such as the transfer of the Company’s controlling stock

No compensation or benefit is paid to the management or committee members in connection with the occurrence of corporate events.

13.2      Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Amounts expected for fiscal year 2015

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	9	8	5	22
Fixed Annual Compensation
Salary or pro-labore	4,311,865	30,664,532	535,000	35,511,397
Direct or inderect benefits		4,154,614		4,154,614
Membership in committeess
Others
Variable Remuneration
Bonus
Profit Sharing		23,951,847		23,951,847
Attendance to meetings
Commissions
Others
Post-employment
Termination of employment
Share-based compensation		5,270,780		5,270,780
Total compensation	4,311,865	64,041,773	535,000	68,888,638

Amounts paid in 2014

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	9	7,08	3	20
Fixed Annual Compensation
Salary or pro-labore	4,149,322	52,019,172	168,000	56,336,494
Direct or inderect benefits		4,022,234		4,022,234
Membership in committeess
Others
Variable Remuneration
Bonus
Profit Sharing		20,759,354		20,759,354
Attendance to meetings
Commissions
Others
Post-employment
Termination of employment
Share-based compensation		6,000,000		6,000,000
Total compensation	4,149,322	82,800,760	168,000	87,118,082

Amounts expected for fiscal year 2014

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	12	8	5	25
Fixed Annual Compensation
Salary or pro-labore	R$ 5,614,596	51,217,648	840,000	57,672,244
Direct or inderect benefits	0	3,860,980	0	3,860,980
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	21,797,322	0	21,797,322
Attendance to meetings	0	0	0	0
Commissions	0	0	0	0
Others		0	0	0
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	17,384,208	0	17,384,208
Total compensation	R$ 5,614,596	94,260,158	840,000	100,714,754

Amounts paid in 2013

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	13,75	8	3	24,75
Fixed Annual Compensation
Salary or pro-labore	6,568,660	15,899,617	504,000	22,972,277
Direct or inderect benefits		2,715,698		2,715,698
Membership in committeess
Others
Variable Remuneration
Bonus
Profit Sharing		18,383,676		18,383,676
Attendance to meetings
Commissions
Others
Post-employment
Termination of employment
Share-based compensation		11,373,000		11,373,000
Total compensation	6,568,660	48,371,991	504,000	55,444,651

Amounts paid in 2012

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14,58	9,58	3	27,16
Fixed Annual Compensation
Salary or pro-labore	0	13,552,826	486,000	14,038,826
Direct or inderect benefits	0	2,512,906	0	2,512,906
Membership in committeess	0	0	0	0
Others	0	5,107,097	0	5,107,907
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	15,937,732	0	15,937,732
Attendance to meetings	7,923,797	0	0	7,923,797
Commissions	0	0	0	0
Others	0	0	0	0
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	20,661,745	0	20,661,745
Total compensation	7,923.797	57,772,306	486,000	66,182,103

13.3      Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

The members of the Board of Directors and Fiscal Council do not receive variable compensation for the performance of their duties. Below we present the variable compensation of the members of the Board of Executive Officers estimated to be paid in 2015, and the amounts paid in 2014

Amounts expected for fiscal year 2015

(amounts in R$, when applicable)	Board of Officers
Number of members	8
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	RS 47,903,694
Estimated amount – goals met	R$ 23,951,847

Amounts referred to fiscal year of 2014

(amounts in R$, when applicable)	Board of Officers
Number of members	7.08
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	R$ 43,594,645
Estimated amount – goals met	R$ 21,797,322
Amount effectively recognized	R$ 20,759,354

Amounts referred to fiscal year of 2013

(amounts in R$, when applicable)	Board of Officers
Number of members	8
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	40,080,802
Estimated amount – goals met	18,383,676
Amount effectively recognized	18,383,676

Amounts referred to fiscal year of 2012

(amounts in R$, when applicable)	Board of Officers
Number of members	9.58
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	30,732,136
Estimated amount – goals met	25,610,114
Amount effectively recognized	15,937,732

13.4      Share-based compensation plan of the Board of Directors and Statutory Board of Executive Officers

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuation of Stock Option Plan "Ações com Açúcar" [literally, “Sweetened Shares”] ("Former Stock Option Plan"), approved in the Extraordinary General Meeting held on December 20th 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Option Plan-based Compensation Plan and its standard grant agreement ("Compensation Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans").

Below we describe the Plans concerning shares effective on December 31, 2014:

FORMER OPTION PLAN

a.         General Terms and Conditions

Our Former Option Plan was administered by a committee elected by our Board of Directors, called Stock Option Plan Administration Committee for Stock Option ("Stock Option Committee"). This committee determined the employees to be periodically included in stock options based on their functions, responsibilities and performance, and defined the applicable conditions.

Our Stock Option Committee developed annual cycles of grant of options. Each grant cycle had a serial number beginning with letter A. In the fiscal year ended December 31, 2014, options granted for Series A5 to A7 of the Former Option Plan were in force.

The options granted within the ambit of the Former Stock Option Plan are divided into “Gold” and “Silver” options, which implies a change in the options’ exercise price, as explained in item (i) below.

In 2003, the Stock Option Committee approved new criteria to calculate the reduction and/or increase index (reducer or accelerator) for the number of options granted classified as “Gold” in each series of the Former Stock Option Plan, according to the analysis of compliance with the concept of return on invested capital (ROIC). According to item 3.3 of the Former Stock Option  Plan, the Committee decided that, starting from Series A6, and including it, the reduction or increase in the number of “Gold” options should be calculated based on the due compliance with CBD’s Return on Capital Employed (ROCE)..

There is no limit for reduction or acceleration under that new approved criterion. Upon the option vesting, one will calculate the average ROIC/ROCE for the last three fiscal years, against the ROIC/ROCE calculated upon the granting of each series.

b.         Plan’s Main Objectives

The objectives of the Stock Option Plan were: (i) to attract and retain highly qualified executives and professionals in the Company; (ii) to allow executives and employees to own Company’s capital stock and the equity additions arising from the results said executives, employees and contractors have contributed to; and (iii) to align the interests of executives and employees with the interests of Company’s shareholders, encouraging the good performance of these professionals and ensuring Company’s management continuity.

c.         How the Plan contributes to these objectives

The beneficiaries of the Former Stock Option Plan are encouraged to generate additional income to our Company, first to meet their goals in their role as managers and employees and, then, in order to increase the value of their shares, received as compensation.

d.         How the Plan is included in the Company’s Compensation Policy

The Former Stock Option Plan was an element making part of the compensation paid to our managers and were aligned with our compensation policy, which aims at retaining our managers and employees and encouraging the generation of better results.

e.         How the Plan Aligns the Interests of the Executives and of the Company in the Short, Medium, and Long term

As the options were granted every year and based on Company’s results, we understand that the Former Stock Option Plan was in line with Company’s short-term interests because it encouraged their beneficiaries to meet their individual goals and the Company’s goals. Furthermore, it allowed us not only to retain our Officers and employees benefitted by the Former Stock Option Plan, but also attracted new professionals, which is in line with the Company’s medium-term interests. Finally, as mentioned in item (j) below, the beneficiaries of the Former Stock Option Plan would only be eligible to exercise their options after a given period of time in the Company, which encouraged them to generate better results in the long term so their shares increased value, in addition to retaining them for a longer period, in line with Company’s long-term interests.

f.          Maximum Number of Shares Involved

The maximum number of shares included in the Former Stock Option Plan was 15,500,000 preferred shares (as resolved by the Board of Directors at the meeting held on February 19, 2013).

The amount indicated above had to observe the Company’s authorized capital limit, and could be changed at any time upon resolution of the Board of Directors. When the call options were exercised, new shares were issued to the beneficiaries, upon observance of the Company’s right to use treasury shares.

g.         Maximum Number of Options to be Granted

There was no maximum number of options to be granted within the scope of the Former Stock Option Plan, provided that the total number of shares resulting from their exercise did not exceed the limit indicated in item (f) above and the limit of 2% of Company capital stock per Series.

h.         Stock Purchase Terms

The Stock Option Committee determined, for each Series and depending on the case, if necessary, the terms and conditions for the acquisition of the right to exercise options granted, under an express provision stated in the respective subscription agreement signed with the beneficiary.

For shares to be acquired under the Former Stock Option Plan, the beneficiaries had to remain working at the Company for a specific period, pursuant to item (j) below, except for the cases of employment termination as described in item (n) below.

The options could be exercised in whole or in part before the respective option’s expiration date. For further information on the options’ expiration dates currently in effect, please refer to item 13.6 below.

i.          Criteria for Setting the Acquisition Price or Exercise Price

For the options classified as “Silver”, the exercise price per preferred share corresponded to the average of the closing price of the preferred shares issued by the Company and traded in the last 20 sessions of BM&FBOVESPA before the date the Stock Option Committee resolved on the granting of the option. Upon determination of such average price, a negative goodwill of 20% was applied.

For the options classified as “Gold”, the exercise price was R$0.01 per preferred share.

j.          Criteria for Determining the Exercise Price

As general rule for the Former Stock Option Plan, which could be amended by the Committee on each series, the right to exercise the stock option “Silver” matured after the 36th month and up to the 48th month following the execution of the respective subscription agreement, and the beneficiary had the right to acquire 100% of the option. The exercise of the “Gold” options will take place in the same period, but the percentage of said options subject to exercise will be determined by the Stock Option Committee in the 35th month following the date of execution of the respective subscription agreement.

The options granted within the ambit of the Former Option Plan may be exercised in whole or in part. It is worth mentioning that “Gold” options supplement “Silver” options, and, therefore, “Gold” options shall only be exercised together with “Silver” options.

k.         Settlement Terms

The exercise price of the options granted under the Former Option Plan had to be fully paid in local currency by the beneficiary, and the exercise price had to be paid in full within 30 days following the date of subscription of the respective shares, except for the cases of termination as stated in item (n) below, in which case the exercise price had to be paid in cash upon subscription.

l.          Restrictions to the Transfer of Shares

The Stock Option Committee may impose restrictions on the transfer or sale of shares obtained from the exercise of the options.

m.        Criteria and Events That, When Verified, Shall Result in the Suspension, Amendment or Termination of the Plan

The number of shares to be acquired within the ambit of the “Gold” Series, as stated in item (j) above, may be limited by the Stock Option Committee.

The Former Option Plan and the shares granted are automatically cancelled if the Company is dissolved or liquidated.

Finally, the Stock Option Committee may determine the suspension, amendment to or termination of the Former Option Plan without the beneficiaries’ prior consent, provided that no damage was caused to their rights and obligations.

n.         Effects of the Executive’s Leaving the Company on his Rights under the Stock-Based Compensation Plan

In the case of involuntary termination of employment by any beneficiary of the Former Option Plan up to the last working day of the 35th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will be granted”. In this case, the limit determined by the Stock Option Committee shall not apply for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above, and the total number of shares initially determined by the Committee shall be subject to exercise.

In the event of involuntary termination of employment by any beneficiary of the Former Option Plan between the last business day of the 35th month and the last business day of the 48th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will also be granted. In this case, however, the limit determined by the Stock Option Committee will remain applicable for the number of shares resulting from the exercise of the “Gold” options, as described in item (j) above.

In both cases, the beneficiaries shall communicate their intention to exercise the options granted to them within up to 15 days following the date of termination of employment.

In the case of voluntary termination of employment of any beneficiary of the Former Option Plan, and/or termination with cause, pursuant to the Brazilian labor law, the right to exercise the “Silver” and “Gold” options will not be granted.

In the event of death or permanent disability of any beneficiary, the rules governing involuntary termination of employment described above shall apply, and the exercise shall be carried out by a person duly authorized by the competent authority.

COMPENSATION PLAN

a.         General Terms and Conditions

The Compensation Plan shall be administered by the Company’s Board of Directors, which created the Company’s Committee for Human Resources and Compensation to assist it in administering the Compensation Plan (“Committee”).

The Committee members shall meet to grant the options under the series of the Compensation Plan and whenever needed, to decide on matters involving the Compensation Plan.

Each series of stock option shall be added the letter “B” followed by a number. In the fiscal year ended on December 31 2014, the Series B1 options granted under the Compensation Plan were in force.

The Company’s employees and executives are eligible to take part in the Compensation Plan, in that employees and executive menagers of other companies belonging to GPA, who are considered to be key-executives (“Participant”), may also take part in it, all of whom shall be subject to approval by the Company’s Board of Director or Commitee, as applicable.

The Participant’s participation in the Compensation Plan does not interfere with his compensation as a Company employee and/or executive, such as wages, fees, remuneration, benefits, profit-sharing and/or any other benefit or remuneration.

b.         The Plan’s Main Objectives

The Compensation Plan sets out the terms under which the Company shall grant stock options to its executives and employees, and its objectives are: (i) to attract and retain highly qualified executives and professionals in the Company (or, as applicable, the GPA’s companies); (ii) to allow executives and employees to hold interests in the Company or, as applicable, to allow GPA’s companies to hold interests in the Company capital and in the added equity deriving from the results that said executives and employees have contributed to; (iii) to promote the performance of the Company’s purposes; and (iv) to align the interests of executives and employees working for the Company or for GPA’s companies with those of the Company’s shareholders, so as to encourage their best performance and ensuring their continued presence in the Company’s management.

c.         How the Plan Contributes to these Objectives

The Compensation Plan contributes to the Company’s purposes as it promotes the alignment of their long-term interests and the interests of senior executives toward achieving high performance and add value to the Company.

d.         How the Plan works in the Issuer’s Compensation Policy

The Company believes that, by granting the Participants an opportunity to play an investor role, it encourages their best performance in the Company management so as to add value both to the Company and its shareholders.

e.         How the Plan Aligns the Interests of the Executives and of the Issuer in the Short, Medium, and Long term

Through the Compensation Plan, the Company seeks to encourage its improved management, with an eye to increasing earnings through a commitment with long-term results. Better results and shares with increased value, in turn, maximize the Participants’ gains as investors, together with the other shareholders.

f.          Maximum Number of Shares Involved

The stock options granted under the Compensation Plan may grant rights to acquire a number of shares not exceeding two percent 2% of the total preferred shares issued by the Company. The total number of shares issued or authorized to be issued, under the Compensation Plan, shall always respect the limit of the Company’s authorized capital, as applicable, and shall be be subject to review (adjustments) resulting from stock splits, reverse stock splits and bonuses.

g.         Maximum Number of Options to be Granted

The maximum number of options to be granted is limited to the maximum number of shares involved in the Compensation Plan, as described in item (f) above.

Each stock option shall grant the Participant the right to subscribe or acquire one (1) preferred share issued by the Company.

h.         Stock Purchase Terms

The granting of stock options shall be formalized upon execution of the stock option agreement between the Company and the Participant, who must specify the total number of shares subject to the respective option, the deadline and the terms for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and payment terms, upon observance of the provisions of the Compensation Plan (“Stock Option Agreement”).

For purposes of the Compensation Plan, the date of the resolution, by the Committee, concerning the stock options series to be granted shall be the date on which the options shall be deemed granted to their respective Participants, provided that such Participant accepts to take part in the Compensation Plan upon execution of the Stock Option Plan (“Granting Date”), even if such acceptance takes place after the date of resolution by the Committee..

Participants wishing to exercise their stock options shall inform the Company in writing, during the Exercise Period (as defined in item (i) below), his intention to so proceed, and by mentioning the number of options to be exercised. This communication must follow the exercise statement template attached to the respective Stock Option Agreement (“Statement of Stock Option Exercise”).

Each Participant may exercise his stock options in whole or in part, in one or more installments, provided that for each exercise such Participant sends the relevant Statement of Stock Option Exercise, which must be made within the Exercise Period.

i.          Criteria to Determine the Acquisition or Exercise Price

The exercise price of each stock option granted under the Compensation Plan shall correspond to one hundredth of a Real (R$0.01) (“Exercise Price”).

j.          Criteria to Set the Deadline for the Exercise

The options granted to a Participant shall not be exercisable for thirty-six (36) months following the Granting Date (“Waiting Períod”), and may only be exercised within the time period starting on the first day of the thirty-seventh (37th) month from the Granting Date, and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

k.         Settlement

By the 30th day of the month in which it receives the Statement of Stock Option Exercise, the Company shall inform the respective Participant in writing of the following: (i) the total price to be paid, obtained from multiplying the Exercise Price by the number of options informed by the Participant in the Statement of Stock Option Exercise; (ii) the date of delivery, to the Participant, of the shares subject to the options exercise, which must be within up to sixty (60) days from the date of receipt of the Statement of Stock Option Exercise (“Stock Acquisition Date”); (iii) the number of shares to be delivered to the Participant; and (iv) the period of time within which the Participant must pay for the total exercise price, in domestic currency, by means of a check or wire transfer available to the bank account held by the Company, provided that the deadline for payment shall always be the tenth (10th) day preceding the Stock Acquisition Date.

I.          Restrictions to the Transfer of Shares

The Compensation Plan provides for no restrictions to the transfer or sale of shares obtained from the options exercise, except that the Board of Directors may set such restrictions on those granting agreements it deems fit.

m.        Criteria and Events That, When Verified, Shall Result in the Suspension, Amendment or Termination of the Plan

The options granted under the Compensation Plan shall terminate automatically, and all of their effects shall cease as of right, in the following situations: (i) upon their full exercise, as stated in item 6 of the Compensation Plan; (ii) following the lapse of the effective term of the stock option; (iii) upon dissolution of the Stock Option Agreement, by mutual agreement of the Company and the Participant; (iv) if the Company is dissolved, liquidated or is declared bankrupt; or (v) in the situations under item (n) taking into consideration any specific conditions that the Human Resources and Compensation Committee may establish certain participants.

If the number, type and class of the shares existing on the date of approval of the Compensation Plan are altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a certain type or class into another, or conversion into shares concerning other securities issued by the Company, the Committee shall make the relevant adjustment to the number and class of the shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Compensation Plan.

n.         Effects of the Leaving of the Issuer’s Bodies’ Executive on his Rights under the Share-Based Compensation Plan

In the event of termination of the Participant employment agreement due to dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the rights granted to him, under the Compensation Plan, may cease to exist or be amended, subject to the terms below:

If, at any time during the effectiveness of the Plan, the Participant:

(i)         is dismissed from the Company (or from any GPA company, as applicable), involuntarily, upon dismissal without cause, or upon removal from office without violation of his duties and functions as executive, the Participant may exercise, within ten (10) days from the date of dismissal, the number of options calculated pro rata temporis (proportionally) based on the Waiting Period. Should the Participant fail to exercise his option within the deadline above, all the non-exercised stock options shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages;

(ii)        is dismissed from the Company (or from any GPA company, as applicable), involuntarily, upon dismissal with cause, or upon removal from office following violation of his duties and functions as executive, all the stock option already exercisable or not exercisable yet under the relevant Stock Option Agreement, on the date of his dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages;

(iii)        is dismissed from the Company (or from any GPA company, as applicable), by means of voluntary dismissal or upon resignation from his executive office, all the stock option already exercisable or not exercisable yet under the relevant Stock Option Agreement, on the date of his dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages;

(iv)       is dismissed from the Company (or from any GPA company, as applicable), by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his stock options under the Stock Option Agreement, including the stock options under the Waiting Period, subject to other provisions of item 6 of the Compensation Plan. Should the Participant fail to exercise his option within the deadline above, all the non-exercised stock options shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages; and

(v)        leaves the Company (or any GPA company, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of the death or declaration of permanent incapacity, as the case may be, the Participant’s legal heirs and successors, as applicable, may exercise all stock options under the Stock Option Agreement, including the stock options under the Waiting Period, subject to other provisions of item 6 of the Compensation Plan. In the absence of exercise by the Participant’s legal heirs or successors  within the deadline above, all the non-exercised stock options shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages.

STOCK OPTION PLAN

a.         General Terms and Conditions

The Stock Option Plan shall be administered by the Company’s Board of Directors, which created the Company’s Committee for Human Resources and Compensation to assist it in administering the Option Plan (“Committee”).

The Committee members shall meet to grant the options under the series of the Option Plan and whenever needed, to decide on matters involving the Option Plan. Each series of stock option shall be added the letter “C” followed by a number. In the fiscal year ended on December 31 2014, the Series C1 options granted under the Option Plan were in force

The Company’s employees and executives are eligible to take part in the Option Plan, in that employees and executive menagers of other GPA companies, who are considered to be key-executives (“Participant”), may also take part in it, all of whom shall be subject to approval by the Company’s Committee.

The Participant’s participation in the Option Plan does not interfere with his compensation as a Company employee and/or executive, such as wages, fees, remuneration, benefits, profit-sharing and/or any other benefit or remuneration.

b.         The Plan’s Main Objectives

The Option Plan sets out the terms under which the Company shall grant stock options to its executives and employees, and its objectives are: (i) to allow allow executives and employees of the Company or of a GPA company to hold interests in the Company or, and in the added equity deriving from the results that said executives and employees have contributed to; (ii) to promote the performance of the Company’s purposes; and; (iii) to align the interests of executives and employees working for the Company or for GPA’s companies with those of the Company’s shareholders.

c.         How the Plan Contributes to these Objectives

The Plan contributes to the Company’s purposes as it promotes the alignment of their long-term interests and the interests of senior executives toward achieving high performance and add value to the Company.

d.         How the Plan works in the Issuer’s Compensation Policy

The Company believes that, by granting the Participants an opportunity to play an investor role, it encourages their best performance in the Company management so as to add value both to the Company and its shareholders.

e.         How the Plan Aligns the Interests of the Executives and of the Issuer in the Short, Medium, and Long term

Through the Option Plan, the Company seeks to encourage its improved management, with an eye to increasing earnings through a commitment with long-term results. Better results and shares with increased value, in turn, maximize the Participants’ gains as investors, together with the other shareholders.

f.          Maximum Number of Shares Involved

The stock options granted under the Option Plan may grant rights to acquire a number of shares not exceeding two percent 2% of the total preferred shares issued by the Company. The total number of shares issued or authorized to be issued, under the Compensation Plan, shall always respect the limit of the Company’s authorized capital, as applicable, and shall be be subject to review (adjustments) resulting from stock splits, reverse stock splits and bonuses.

g.         Maximum Number of Options to be Granted

The maximum number of options to be granted is limited to the maximum number of shares involved in the Option Plan, as described in item (f) above.

Each stock option shall grant the Participant the right to subscribe or acquire one (1) preferred share issued by the Company.

h.         Stock Purchase Terms

The granting of stock options shall be formalized upon execution of the stock option agreement between the Company and the Participant, who must specify the total number of shares subject to the respective option, the deadline and the terms for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and payment terms, upon observance of the provisions of the Plan (“Stock Option Agreement”).

For purposes of the Option Plan, the date of the resolution, by the Committee, concerning the stock options series to be granted shall be the date on which the options shall be deemed granted to their respective Participants, provided that such Participant accepts to take part in the Compensation Plan upon execution of the Stock Option Plan (“Granting Date”), even if such acceptance takes place after the date of resolution by the Committee.

Participants wishing to exercise their stock options shall inform the Company in writing, during the Exercise Period (as defined in item (i) below), his intention to so proceed, and by mentioning the number of options to be exercised. This communication must follow the exercise statement template attached to the respective Stock Option Agreement (“Statement of Stock Option Exercise”).

Each Participant may exercise his stock options in whole or in part, in one or more installments, provided that for each exercise such Participant sends the relevant Statement of Stock Option Exercise, which must be made within the Exercise Period.

i.          Criteria to Determine the Acquisition Price or Exercise Price

For each series of options granted within the ambit of the Option Plan, the exercise price of each stock option shall correspond to eighty percent (80%) of the average of the closing price of the preferred shares issued by the Company in the last twenty (20) sessions of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros prior to the date of the call for the meeting of the Committee at which the granting of that options series is resolved (“Exercise Price”).

j.          Criteria to Set the Deadline for the Exercise

The options granted to a Participant shall not be exercisable for thirty-six (36) months following the Granting Date (“Waiting Períod”), and may only be exercised within the time period starting on the first day of the thirty-seventh (37th) month from the Granting Date, and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

k.         Settlement

By the 30th day of the month in which it receives the Statement of Stock Option Exercise, the Company shall inform the respective Participant in writing of the following: (i) the total price to be paid, obtained from multiplying the Exercise Price by the number of options informed by the Participant in the Statement of Stock Option Exercise; (ii) the date of delivery, to the Participant, of the shares subject to the options exercise, which must be within up to sixty (60) days from the date of receipt of the Statement of Stock Option Exercise (“Stock Acquisition Date”); and (iii) the period of time within which the Participant must pay for the total exercise price, in domestic currency, by means of a check or wire transfer available to the bank account held by the Company, provided that the deadline for payment shall always be the tenth (10th) day preceding the Stock Acquisition Date.

I.          Restrictions to the Transfer of Shares

The Participant shall not be allowed, for one hundred eighty (180) days from the Stock Acquisition Date to, directly or indirectly, sell, assign, exchange, transfer, grant to another company’s capital, grant option nor make any agreement or take any action that results or may result in the sale or transfer, direct or indirect, for compensation or not, of all or any of the shares acquired under the exercise of the stock option within the ambit of the Option Plan.

m.        Criteria and Events That, When Verified, Shall Result in the Suspension, Amendment or Termination of the Plan

Without prejudice to any provision to the contrary under the Option Plan, the options granted under the Option Plan shall terminate automatically, and all of their effects shall cease as of right, in the following situations: (i) upon their full exercise, as stated in item 6 of the Option Plan; (ii) following the lapse of the effective term of the stock option; (iii) upon dissolution of the Stock Option Agreement, by mutual agreement of the Company and the Participant; (iv) if the Company is dissolved, liquidated or is declared bankrupt; or (v) in the situations under item 9.2 of the Option Plan.

If the number, type and class of the shares existing on the date of approval of the Option Plan are altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a certain type or class into another, or conversion into shares concerning other securities issued by the Company, the Committee shall make the relevant adjustment to the number and class of the shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Option Plan.

n.         Effects of the Leaving of the Issuer’s Bodies’ Executive on his Rights under the Share-Based Compensation Plan

In the event of termination of the Participant employment agreement due to dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the rights granted to him, under the Option Plan, may cease to exist or be amended, subject to the terms below:

If, at any time during the effectiveness of the Option Plan, the Participant:

(i)         is dismissed from the Company (or from any GPA company, as applicable), involuntarily, upon dismissal without cause, or upon removal from office without violation of his duties and functions as executive, the Participant may exercise, within ten (10) days from the date of dismissal, the number of options calculated pro rata temporis (proportionally) based on the Waiting Period. Should the Participant fail to exercise his option within the deadline above, all the non-exercised stock options shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages;

(ii)        is dismissed from the Company (or from any GPA company, as applicable), involuntarily, upon dismissal with cause, or upon removal from office following violation of his duties and functions as executive, all the stock option already exercisable or not exercisable yet under the relevant Stock Option Agreement, on the date of his dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages;

(iii)        is dismissed from the Company (or from any GPA company, as applicable), by means of voluntary dismissal or upon resignation from his executive office, all the stock option already exercisable or not exercisable yet under the relevant Stock Option Agreement, on the date of his dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages;

(iv)       is dismissed from the Company (or from any GPA company, as applicable), by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his stock options under the Stock Option Agreement, including the stock options under the Waiting Period, subject to the other provisions of item 6 of the Option Plan. Should the Participant fail to exercise his option within the deadline above, all the non-exercised stock options shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages; and

(v)        leaves the Company (or any GPA company, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of the death or declaration of permanent incapacity, as the case may be, the Participant’s legal heirs and successors, as applicable, may exercise all stock options under the Stock Option Agreement, including the stock options under the Waiting Period, subject to the other provisions of item 6 of the Option Plan. In the absence of exercise by the Participant’s legal heirs or successors  within the deadline above, all the non-exercised stock options shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation for damages.

13.5      Holdings in shares, quotas and other convertible securities, held by administrators and Fiscal Council members – breakdown by body

The tables below list the number of shares held directly or indirectly, in Brazil and abroad, by members of the Board of Directors, Board of Officers and Fiscal Council, grouped by body, and the percentage such amount represents in relation to the number of shares of the respective class of shares and the total number of shares issued by the Company, and each of its subsidiaries, on December 31, 2014:

Companhia Brasileira de Distribuição
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	3 preferred shares	0.00%	0.00%
Board of Officers	17,460 preferred shares	0.01%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	17,463 preferred shares	0.01%	0.00%

13.6      Stock-based compensation for the Board of Directors and Board of Executive Officers

The members of our Board of Directors are not eligible for Company’s stock option plan currently in effect. Below we present the stock‐based compensation paid to the Board of Executive Officers in 2012, 2013 and 2014, as well as the amounts estimated for 2015.

Amounts estimated for 2015

	Board of Officers
Number of members that benefit from the stock option plan	3
In relation to each option grant:	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver	Series A7 – Gold	Series A7 – Silver	Serie B1	Serie C1
Grant date	05/31/2011	05/31/2011	03/15/2012	03/15/2012	03/15/2013	03/15/2013	05/30/2014	05/30/2014
Number of options granted (in number of shares)	2,562	2,563	10,990	10,994	12,961	12,969	23,752	23,750
Deadline for the options to become exercisable	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016	06/01/2017	06/01/2017
Deadline for the exercise of the options	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017	11/30/2017	11/30/2017
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	54.69	0.01	64.13	0.01	80.00	0.01	83.22
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	59.75	25.27	79.78	37.94	105.17	46.11	101.83	44.36
Potential dilution in case of exercise of the options	0%	0%	0%	0%	0%	0%	0.01%	0.01%

* At the date of presentation of this form, all the stock options issued in Series A4 were exercised.

Amounts referring to fiscal year of 2014

	Board of Officers
Number of members that benefit from the stock option plan	3
In relation to each option grant:	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver	Series A7 – Gold	Series A7 – Silver	Serie B1	Serie C1
Grant date	05/31/2011	05/31/2011	03/15/2012	03/15/2012	03/15/2013	03/15/2013	05/30/2014	05/30/2014
Number of options granted (in number of shares)	2,562	2,563	10,990	10,994	12,961	12,969	23,752	23,750
Deadline for the options to become exercisable	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016	06/01/2017	06/01/2017
Deadline for the exercise of the options	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017	11/30/2017	11/30/2017
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	54.69	0.01	64.13	0.01	80.00	0.01	83.22
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	59.75	25.27	79.78	37.94	105.17	46.11	101.83	44.36
Potential dilution in case of exercise of the options	0%	0%	0%	0%	0%	0%	0.01%	0.01%

* At the date of presentation of this form, all the stock options issued in Series A4 were exercised.

Amounts referring to fiscal year of 2013

	Board of Officers
Number of members that benefit from the stock option plan	8
In relation to each option grant:	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver	Series A7 – Gold	Series A7 – Silver
Grant date	05/24/2010	05/24/2010	05/31/2011	05/31/2011	03/15/2012	03/15/2012	03/15/2013	03/15/2013
Number of options granted (in number of shares)	65,954	16,450	72,251	72,278	126,932	126,978	92,196	92,254
Deadline for the options to become exercisable	05/31/2011 e 05/31/2013	05/31/2011 e 05/31/2013	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016
Deadline for the exercise of the options	05/31/2014	05/31/2014	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	46.49	0.01	54.69	0.01	64.13	0.01	80.00
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	51.99	23.02	59.75	25.27	79.78	37.94	105.17	46.110
Potential dilution in case of exercise of the options	0.02%	0.01%	0.03%	0.03%	0.05%	0.05%	0.03%	0.03%

* At the date of presentation of this form, all the stock options issued in Series A4 were exercised.

Amounts referring to fiscal year of 2012

	Board of Officers
Number of members that benefit from the stock option plan	9
Grant date	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Number of options granted (in number of shares)	05/13/2009	05/13/2009	05/24/2010	05/24/2010	05/31/2011	05/31/2011	05/31/2012	03/15/2012
Deadline for the options to become exercisable	97.714	97.710	136.469	34.036	88.241	88.274	156.276	156.333
Deadline for the exercise of the options	03/13/2010 and 05/31/2012	03/13/2010 and 31/05/2012	05/31/2011 and 05/31/2013	05/31/2011 and 05/31/2013	05/31/2014	05/31/2014	03/31/2015	03/31/2015
Period of restriction to the transfer of the shares	05/31/2013	05/31/2013	05/31/2014	05/31/2014	05/31/2015	05/31/2015	03/31/2016	03/31/2016
Average weighted exercise price of each of the following groups of shares:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Outstanding in the beginning of the year (in R$ per share)
Lost during the year (R$ per share)	0.01	27,47	0.01	46,49	0.01	54,69	0.01	64,13
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	0.01	26,93	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Potential dilution in case of exercise of the options	32.14	16.79	51.99	23.02	59.75	25.27	79.78	37.94
Grant date	0.04%	0.04%	0.05%	0.01%	0.03%	0.03%	0.06%	0.06%

* At the date of presentation of this form, all the stock options issued in Series A3 were exercised, as well as part of the stock options issued in Series A4.

13.7      Information of outstanding stock options owned by Board Of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for Company’s stock option plan. Below we present the exercisable and not exercisable on December 31, 2014.

Stock options outstanding at the end of the fiscal year ended on 12/31/2014

Board of Officers
Number of members			8
Series	A5 – Silver	A5 – Gold	A6 – Silver	A6 – Gold	A7 – Silver	A7 – Gold	B1	C1
Options not exercisable
Amount	0	0	10,994	10,990	12,960	12,961	23,752	23,750
Deadline for the options to become exercisable	N/A	N/A	03/31/2015	03/31/2015	03/31/2016	03/31/2016	06/01/2017	06/01/2017
Deadline for the exercise of the options	N/A	N/A	03/31/2016	03/31/2016	03/31/2017	03/31/2017	11/30/2017	11/30/2017
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price	N/A	N/A	R$ 64.13	R$ 0.01	R$ 80.00	R$ 0.01	R$ 0.01	R$ 83.22
Fair value of the options on December 31, 2012	N/A	N/A	R$ 37.94	R$ 79.78	R$ 46.11	R$ 105.17	R$ 101.83	R$ 44.36
Options exercisable
Amount	2.563	2.562	0	0	0	0	0	0
Deadline for the exercise of the options	05/31/2015	05/31/2015	N/A	N/A	N/A	N/A	N/A	N/A
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price	R$ 54.69	R$ 0.01	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on the last day of the fiscal year	R$ 25.27	R$ 59.75	N/A	N/A	N/A	N/A	N/A	N/A
Valor justo do total das opções no último dia do exercício social	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

13.8      Exercised options and shares delivered referring to stock-based compensation of the Board of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for Company’s stock option plans. Below we present the options exercised and the shares delivered to the members of the Board of Officers in 2012, 2013 and 2014.

The shares referring to the exercise of call options are delivered on the date of the respective exercise. Therefore, there is no difference between the options exercised and the shares delivered in fiscal years 2012, 2013 and 2014.

Amounts referring to fiscal year of 2014

Board of Officers
Number of members that benefit from the stock option plan	0
In relation to the exercised options and shares delivered:
Number of shares
Pré Average weighted exercise price (in R$ per share)
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)

* The Board Executive officers did not exercise of stock options in the fiscal year of 2014 .

Amounts referring to fiscal year of 2013

	Board of Officers
Number of members that benefit from the stock option plan	8
In relation to the exercised options and shares delivered:	Series A4 – Gold	Series A4 – Silver
Number of shares	65,954	16,450
Pré Average weighted exercise price (in R$ per share)	0.01	46. 49
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	96.88	50.41

Amounts referring to fiscal year of 2012

	Board of Officers
Number of members that benefit from the stock option plan	9
In relation to the exercised options and shares delivered:	Series A3 – Gold	Series – Silver
Number of shares	97,714	97,710
Pré Average weighted exercise price (in R$ per share)	0.01	27.47
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	75.29	47.83

13.9      Brief description of the information necessary for the understanding of the data disclosed in items “13.6” to “13.8”, and explanation of the pricing method used for the shares and options

a.         Pricing Method

The fair value of each option granted is estimated on the grant date using the Black-Scholes-Merton options pricing model

b.         data and premises used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option term, expected dividends, and risk-free interest rate

The market price of each granted option is estimated on the grant date using the Black-Scholes-Merton options pricing model, considering the following premises for the options in effect in 2014:

On the grant date
Average weighted price of the shares (per share), according to the average value of the last 20 trading sections on the grant date	Series A5: R$ 68.36 Series A6: R$ 80.16 Series A7: R$ 100.00 Series B1: R$ 99.86 Series C1: R$ 99.86
Exercise price	Series A5 “Gold”: R$ 0.01 Series A5 “Silver”: R$ 54.69 Series A6 “Gold”: R$ 0.01 Series A6 “Silver”: R$ 64.13 Series A7 “Gold”: R$ 0.01 Series A7 “Silver”: R$ 80.00 Series B1: R$ 0.01 Series C1: 83.22
Expected updated volatility	22.09%
Options term	Four years
Expected dividends	0.96%
Risk-free interest rate	11.70%
Fair value of the option on the grant date (per option)	Please check 13.6 above

c.         Method and Premises Used to Incorporate the Expected Effects of Early Exercise

We do not take into account, for purposes of pricing the options, early exercises resulting from involuntary termination of employment, death or permanent disability of the beneficiary, and as a result of corporate events.

We adopt the premise that the options will be exercised from the moment they become exercisable. Therefore, the options term adopted in the calculations ranges from 1 to 5 years, depending on the series and the corresponding vesting periods of the options.

d.         How the Expected Volatility is Determined

In calculating the expected volatility, we used the standard deviation of the natural logarithms of the historic daily variations of the prices of the shares issued by the Company, according to the effective term of the options.

e.         Other Characteristics Incorporated in the Measurement of the Options’ Fair Value

Up to the end of the vesting period, the non-exercisable options are considered as call options in the calculations made using the Black-Scholes-Merton method. When they become exercisable, the options are considered as put options, that is, exercisable at any time up to the expiration date.

13.10    Information on pension plans granted to the members of the Board of Directors and the Board of Executive Officers

On December 31, 2014, the members of the Board of Directors were not eligible for Company’s pension plans. Below we present the pension plans in effect for the Board of Executive Officers.

Board of Executive Officers
Number of members [1]	4
Plan name	“Plano de Previdência Privada do Grupo Pão de Açúcar, com a Brasilprev Seguros e Previdência S.A.”
Number of executives that meet the requirements to retire	None
Conditions for early retirement

- Be, at least, 60 years old;

- Have at least 10 years of service with the Pão de Açúcar Group;

- Have a minimum of 5 years of contributions to the Pension Plan; and

-Employment with the Pão de Açúcar Group must have terminated..

Restated amount of the contributions accumulated in the pension plan up to the closing of the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)	R$ 632,342.38
Total amount of the contributions made during the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)	R$ 528,225.22
Possibility and conditions for early redemption

Early redemption is allowed, should the employee be disassociated from the Company. For the redemption of the contributions made by the Company, the balance of the reserve will be released according to the following proportion:

- No redemption, for less than 5 years of contribution

- Redemption of 50% of the balance, for 5 to 6 years of contributions;

- Redemption of 60% of the balance, for 6 to 7 years of contributions ;

- Redemption of 70% of the balance, for 7 to 8 years of contributions ;

- Redemption of 80% of the balance, for 8 to 9 years of contributions ;

- Redemption of 90% of the balance, for 9 to 10 years of contributions; and

- Redemption of 100% of the balance, for 10 to years of contributions.

1 The number of members in the Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis, according to the table below:

Month	Number of members in the Board of Officers
January	8
February	8
March	8
April	8
May	7
June	7
July	7
August	7
September	7
October	6
November	6
December	6
Total	85
Total number of members / 12	7.08

13.11    Maximum, Minimum and Average Individual Compensation for the Board of Directors, the Statutory Board of Executive Officers and the Audit Committee

Justification for Failure to Fill the Positions:

Not disclosed by virtue of a court judgment rendered under the case records of case No. 0002888-21.2010.4.02.5101, being processed with the 5th Federal Court of the State of Rio de Janeiro.

13.12    Compensation or indemnification mechanisms for executives in case of termination of employment or retirement

On December 31, 2014, we had no contractual arrangements, insurance policies or other instruments that structured compensation or indemnification mechanisms for Company’s executives in case of termination of employment or retirement.

13.13    Percentage of total compensation received by administrators and Fiscal Council members that are related to controlling shareholders

Amounts referring to fiscal year 2014

Board of Directors	Board of Officers	Fiscal Council	Total
30.08%	0%	0%	1.43%

Amounts referring to fiscal year 2013

Board of Directors	Board of Officers	Fiscal Council	Total
15.87%	0%	0%	1.83%

Amounts referring to fiscal year 2012

Board of Directors	Board of Officers	Fiscal Council	Total
7.53%	0%	0%	0.98%

13.14    Compensation of administrators and Fiscal Council members, grouped by body, received for any reason other than their function

Amounts referring to fiscal year 2014

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts referring to fiscal year 2013

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts referring to fiscal year 2012

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

13.15    Compensation of administrators and Fiscal Council members recognized in the profit or loss for direct or indirect controlling shareholders or jointly-controlled companies and of subsidiaries of the Company

There was no payment of compensation to members of the Board of Directors, Board of Executive Officers or Fiscal Council recognized in the profit or loss of direct or indirect controlling shareholders of companies jointly controlled by or of subsidiaries of the Company.

13.16    Other material information

We clarify that, for purposes of Article 152 of Law 6.404/76, the following amounts are not included in the global compensation paid to executives:

(i)    compensation of Fiscal Council members;

(ii)   The share-based compensation sum, under Resolution 562/08 issued by CVM, paid to the Company’s executives and resulting from stock options granted in preceding fiscal years and which are exercisable in the fiscal year of 2015, pursuant to the Option Plans and the Compensation Plan as described in item 13.4 above, and

(iii)        the corresponding contributions to the social security, which are the employer's burden, recognized in its result value. When appropriate, the values of the incident on the fixed and variable remuneration costs should be informed, respectively, in letters "ci" and "c.ii" ("others"), as Circular Letter 02/2015.

AT SPECIAL SHAREHOLDERS MEETING

Investment Plan for the Fiscal Year of 2015

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders’ Meeting the Investment Plan for Multivarejo, GPA Malls and Assaí for the fiscal year of 2015, in the amount of up to R$ 1,350,000,000.00, related to (i) opening stores, purchasing land and converting stores; (ii) refurbishing stores; and (iii) infrastructure (IT logistics and others).

This is our proposal.

São Paulo, March 12, 2015.

BOARD OF OFFICERS

PROPOSALOF AMENDMENT TO STOCK OPTION PLAN AND TO THE COMPENSATION PLAN BASED ON STOCK OPTION OFTHE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

The management of Companhia Brasileira de Distribuição (“Company”) hereby submits to the analysis of its shareholders, at the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 24th, 2015, a proposal of amendment to the Stock Option Plan (“Stock Option Plan”) and to the Compensation Plan Based on Stock Option (“Compensation Plan”, together with the Stock Option Plan, the “Plans”), both approved on the Extraordinary Shareholders’ Meeting of the Company on May 9th, 2014.

The Plans are managed by the Board of Directors, which has assigned the Human Resources and Compensation Committee to support it in this function (“Committee”).

Pursuant to the items 3 of each of the Plans, the Committee shall manage and interpret them, with the necessary powers to accomplish those attributions, including “analyze special cases resulting from or related to this Plan” and “clear any doubts as to the interpretation of the general rules set out in this Plan”.

Therefore, in order to ensure the effectiveness to the acts of the Committee in the management of the Plans, it is proposed to amend the subitem (h) of item 3.3 of the Stock Option Plan and the letter (g) of item 3.3 of the Compensation Plan, expressly granting powers to the Committee to, in extraordinary cases and since reasonably justified, establish special conditions to the event of termination of relationship of the participants of the Plans.

Please find below the descriptions of the Stock Option Plan, EXHIBIT A, and of the Compensation Plan, EXHIBIT D, with all the information required by Exhibit 13 of CVM Rule No. 481/09.

The consolidated version with the proposed amendment highlighted, as well as the consolidated version reflecting the final wording of the Stock Option Plan, as if the proposed amendment is approved, are found respectively, in the EXHIBIT B and in the EXHIBIT C of this Manual and Management Proposal.

The consolidated version with the proposed amendment highlighted, as well as the consolidated version reflecting the final wording of the Compensation Plan, as if the proposed amendment is approved, are found respectively, in the EXHIBIT E and in the EXHIBIT F of this Manual and Management Proposal.

São Paulo, March 12th, 2015.

BOARD OF OFFICERS

EXHIBIT A

DESCRIPTION OF THE STOCK OPTION PLAN

(EXHIBIT 13 OF ICVM 481/2009)

1. Provide a copy of the proposed plan

The consolidated version with the proposed amendment highlighted, as well as the consolidated version reflecting the final wording of the Stock Option Plan, as if the proposed amendment is approved, are found respectively, in the EXHIBIT B and in the EXHIBIT C of this Manual and Management Proposal.

2. Inform the main characteristics of the proposed plan, and identify: a. Potential beneficiaries

a.    Potential beneficiaries

There are no changes to the Stock Option Plan in this regard.

Employees and managers of the Company considered to be key executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for participating in the Stock Option Plan (“Participant”), and all of them are subject to the approval of the Committee.

b.    Maximum number of options to be granted

There are no changes to the Stock Option Plan in this regard

The maximum number of options to be granted continues to be limited to the maximum number of shares encompassed by the Stock Option Plan, as described in item 2(c) below.

Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share issued by the Company.

c.    Maximum number of shares encompassed by the plan

There are no changes to the Stock Option Plan in this regard

The stock options involving shares granted under the Stock Option Plan may confer purchase rights over a number of shares that does not exceed two percent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the Stock Option Plan shall always observe the Company’s authorized capital limit, as the case may be, and is subject to adjustments resulting from stock splits, reverse stock splits, and bonuses.

d. Acquisition Terms

There are no changes to the Stock Option Plan in this regard

The granting of the stock options shall be formalized upon execution of the stock option agreement by and between the Company and the Participant, and said agreement shall specify the total number of shares subject to the respective option, the deadline and the terms under which the exercise of the option shall be effectively acquired, the conditions therefor, the price therefor and the payment terms, subject to provisions contained in the Plan (“Stock Option Agreement”).

For purposes of the plan, the date of resolution by the Committee on the series to be granted stock options shall be the date whereupon the options shall be deemed granted to the respective Participants, provided that each Participant, even on a date later than the date of resolution by the Committee, accepts to participate in the Plan by formalizing the Stock Option Agreement (“Date of Granting”).

Participants wishing to exercise their stock options (call options) shall inform the Company in writing during the Exercise Period (as defined in item 2.(f) below) of their intention to so proceed, by mentioning the number of options they intend to exercise. Such communication shall follow the exercise form (template) attached to the respective Stock Option Agreement (“Option Exercise Statement”).

Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

d.    Detailed Criteria for setting the exercise price

There are no changes to the Stock Option Plan in this regard

For each series of granting of options within the ambit of the Stock Option Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of preferred shares issued by the Company throughout the previous twenty (20) trading sessions held at BM&FBOVESPA S.A. before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

e.    Criteria for setting the exercise deadline

There are no changes to the Stock Option Plan in this regard.

The options granted to a Participant shall not be exercisable for a period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised within the period starting on the first day of the thirty-seventh (37th) month from the Date of Granting and shall end on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

f.     Means to Settle Options

There are no changes to the Stock Option Plan in this regard.

By the 30th day of the month in which the Company receives the Option Exercise Statement, the Company shall inform the respective Participant in writing as follows:

(i)    The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement;

(ii)   The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)  The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Date of Acquisition of Shares, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Stock Option Plan.

g.    Criteria and events that may suspend, alter or end the plan

There are no changes to the Stock Option Plan in this regard.

Without prejudice to any provision to the contrary contained in the Stock Option Plan, the options granted under the Stock Option Plan shall automatically cease to exist, together with all of their effects, as of right, in the following situations:

(i)    Upon their entire exercise, as stated under item 6 of the Stock Option Plan;

(ii)   Following the lapsing of the effective term of the stock option;

(iii)  Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)  If the Company is dissolved, liquidated or is declared bankrupt; or

(v)   In the cases under item 9.2 of the Stock Option Plan.

In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

Should the number, type and class of the shares existing on the date of approval of the Stock Option Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Stock Option Plan.

3. Justify the proposed plan, by explaining: a. The plan’s main objectives

a.    The plan’s main objectives

There are no changes to the Stock Option Plan in this regard.

The Stock Option Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)            To enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(ii)           To promote the successful accomplishment of the Company purposes; and

(iii)          To align the interests of Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees with those of the Company’s shareholders.

b.    How the plan has contributed to these objectives

There are no changes to the Stock Option Plan in this regard. The Stock Option Plan Plan has contributed to the accomplishment of the Company purposes as it promoted the alignment of its long-term interests with the interests of senior executive officers in order to obtain a high performance and added value to the Company.

c.    How does the plan fit into the company’s compensation policy

There are no changes to the Stock Option Plan in this regard. The Company believes that, by giving the Participants the possibility to assume the position of investors, it causes these Participants’ actions in managing the Company to be driven towards generating more value for both the Company and its shareholders.

d.    How does the plan align the interests of both beneficiaries and the company in the short, medium and long run

There are no changes to the Stock Option Plan in this regard. The Company, in implementing the Stock Option Plan, seeks to improve its management, with an eye to producing gains through the commitment to the long-term positive results. Improved results and shares increased in value, in turn, maximize the gains earned by Participants as investors together with the other shareholders of the Company.

4. Estimate the Company’s expenses resulting from the plan, according to the accounting rules governing this matter

The Company estimates that the expenses resulting from the Plan relative to legal assistance, announcements of call notices and holding of special shareholders’ meetings, according to Technical Pronouncement CPC 10 (R1) of the Accounting Pronouncements Committee approved by Resolution No. 650 of CVM, dated December 16, 2010, which provides for the payment based on shares, is (R$ 50,000.00).

EXHIBIT B

COPY OF THE STOCK OPTION PLAN

HIGHLIGHTING THE PROPOSED AMENDMENT IN ITEM 3.3. (H)

STOCK OPTION PLAN

THIS STOCK OPTION PLAN for Shares issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24th , 2015 (“Plan”), provides for the general terms and grants the stock options for preferred shares issued by the Company under the terms of Section 168, Paragraph 3, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1          PURPOSES

The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)         To enable that Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees share in Company’s capital and assets increase resulting from their contribution thereto;

(ii)        To promote the successful accomplishment of the Company purposes; and

(iii)        To align the interests of Company’s managers and employees with those of the Company’s or companies’ that make part of Grupo Pão de Açúcar shareholders.

2          PARTICIPANTS

2.1       Employees and managers of the Company that are considered key-executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2       Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3          MANAGEMENT OF THE PLAN

3.1       The Plan shall be managed by the Company’s Board of Directors, which shall, upon due observance of the statutory limitations, create a committee specifically intended to assist it in managing this Plan or assign such functions to an already existing committee of the Company (“Committee”).

3.2       The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3       Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

(a)        Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

(b)        Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

(c)        Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

(d)        Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

(e)        Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation;

(f)         Set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

(g)        Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

(h)        Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary          cases and since the resolution on such special conditions is reasonably justified;

(i)         Analyze special cases resulting from or related to this Plan; and

(j)         Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4       In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5       The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4          SHARES OF STOCK SUBJECT TO THIS PLAN

4.1       The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonuses.

4.2       For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3       The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4       Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, observed the restriction at item 6.5 herein, as well as any provision to the contrary set out by the Committee.

5          GRANTING THE OPTION

5.1       Each series of stock options granted shall be identified with letter “C” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter C1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2       Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3       The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution of a stock option agreement between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.4       The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.5       Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.6       For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item 5.4 above (“Date of Granting”).

6          EXERCISING THE OPTIONS

6.1       The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Date of Granting and ending on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

6.2       Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”).

6.2.1              Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2              Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3       By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)     The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)     The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)    The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4       No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

6.5       Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Date of Acquisition of Shares, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Plan.

7          OPTIONS EXERCISE PRICE

For each series of granting of options within the ambit of this Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of preferred shares issued by the Company throughout the previous twenty (20) trading sessions held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

8          END OF THE OPTION

8.1       Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)        Upon their full exercise, under item 6;

(ii)       Following the lapse of the effectiveness of the stock option;

(iii)      Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)      If the Company is dissolved, liquidated or is declared bankrupt; or

(v)       In the situations under item 9.2 herein.

9          END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1       In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2       If, at any time during effectiveness of the Plan, the Participant:

(i)         Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)        Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)       Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

10        EFFECTIVENESS OF THE PLAN

The Plan shall become effective as of the date of its approval by the Shareholders’ Meeting and shall remain in force until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon.

11        GENERAL PROVISIONS

11.1      The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.2      The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate transactions involving transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) acquiring in advance the right to exercise the stock option, so as to ensure the inclusion of the corresponding shares into the transaction at issue. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock splits, reverse stock splits, conversion of shares from a type or class into another or conversion of shares involving other securities issued by the Company the Committee shall make the corresponding adjustment to the number and class of the shares subject to the options granted and their respective exercise price, in order to avoid distortions in applying the Plan.

11.3      No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.4      Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.5      Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.6      Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

EXHIBIT C

COPY OF THE FINAL WORDING OF THE STOCK OPTION PLAN

AS IF THE PROPOSED AMENDMENT TO ITEM 3.3 (H) IS APPROVED

STOCK OPTION PLAN

THIS STOCK OPTION PLAN for Shares issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24th, 2015 (“Plan”), provides for the general terms and grants the stock options for preferred shares issued by the Company under the terms of Section 168, Paragraph 3, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1          PURPOSES

The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)         To enable that Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees share in Company’s capital and assets increase resulting from their contribution thereto;

(ii)        To promote the successful accomplishment of the Company purposes; and

(iii)        To align the interests of Company’s managers and employees with those of the Company’s or companies’ that make part of Grupo Pão de Açúcar shareholders.

2          PARTICIPANTS

2.1       Employees and managers of the Company that are considered key-executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2       Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3          MANAGEMENT OF THE PLAN

3.1       The Plan shall be managed by the Company’s Board of Directors, which shall, upon due observance of the statutory limitations, create a committee specifically intended to assist it in managing this Plan or assign such functions to an already existing committee of the Company (“Committee”).

3.2       The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3       Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

(a)        Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

(b)        Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

(c)        Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

(d)        Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

(e)        Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation;

(f)         Set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

(g)        Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

(h)        Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary          cases and since the resolution on such special conditions is reasonably justified;

(i)         Analyze special cases resulting from or related to this Plan; and

(j)         Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4       In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5       The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4          SHARES OF STOCK SUBJECT TO THIS PLAN

4.1       The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonuses.

4.2       For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3       The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4       Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, observed the restriction at item 6.5 herein, as well as any provision to the contrary set out by the Committee.

5          GRANTING THE OPTION

5.1       Each series of stock options granted shall be identified with letter “C” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter C1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2       Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3       The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution of a stock option agreement between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.4       The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.5       Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.6       For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item 5.4 above (“Date of Granting”).

6          EXERCISING THE OPTIONS

6.1       The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Date of Granting and ending on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

6.2       Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”).

6.2.1              Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2              Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3       By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)       The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)      The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)     The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4       No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

6.5       Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Date of Acquisition of Shares, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Plan.

7          OPTIONS EXERCISE PRICE

For each series of granting of options within the ambit of this Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of preferred shares issued by the Company throughout the previous twenty (20) trading sessions held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

8          END OF THE OPTION

8.1       Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)         Upon their full exercise, under item 6;

(ii)        Following the lapse of the effectiveness of the stock option;

(iii)        Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)       If the Company is dissolved, liquidated or is declared bankrupt; or

(v)        In the situations under item 9.2 herein.

9          END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1       In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2       If, at any time during effectiveness of the Plan, the Participant:

(i)         Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)        Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)       Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

10        EFFECTIVENESS OF THE PLAN

The Plan shall become effective as of the date of its approval by the Shareholders’ Meeting and shall remain in force until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon.

11        GENERAL PROVISIONS

11.1      The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.2      The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate transactions involving transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) acquiring in advance the right to exercise the stock option, so as to ensure the inclusion of the corresponding shares into the transaction at issue. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock splits, reverse stock splits, conversion of shares from a type or class into another or conversion of shares involving other securities issued by the Company the Committee shall make the corresponding adjustment to the number and class of the shares subject to the options granted and their respective exercise price, in order to avoid distortions in applying the Plan.

11.3      No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.4      Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.5      Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.6      Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

EXHIBIT D

DESCRIPTION OF THE COMPENSATION PLAN

1. Provide a copy of the proposed plan

The consolidated version with the proposed amendment highlighted, as well as the consolidated version reflecting the final wording of the Compensation Plan, as if the proposed amendment is approved, are found respectively, in the EXHIBIT E and in the EXHIBIT F of this Manual and Management Proposal.

2.   Inform the main characteristics of the proposed plan, and identify:

a.    Potential beneficiaries

There are no changes to the Compensation Plan in this regard.

Employees and managers of the Company considered to be key executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for participating in the Compensation Plan (“Participant”), and all of them are subject to the approval of the Committee.

b.    Maximum number of options to be granted

There are no changes to the Compensation Plan in this regard.

The maximum number of options to be granted continues to be limited to the maximum number of shares encompassed by the Compensation Plan, as described in item 2.(c) below.

Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share issued by the Company.

c.    Maximum number of shares encompassed by the plan

There are no changes to the Compensation Plan in this regard.

The stock options involving shares granted under the Compensation Plan may confer purchase rights over a number of shares that does not exceed two percent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the Compensation Plan shall always observe the Company’s authorized capital limit, as the case may be, and is subject to adjustments resulting from stock splits, reverse stock splits, and bonuses.

d.    Acquisition Terms

There are no changes to the Compensation Plan in this regard.

The granting of the stock options shall be formalized upon execution of the stock option agreement by and between the Company and the Participant, and said agreement shall specify the total number of shares subject to the respective option, the deadline and the terms under which the exercise of the option shall be effectively acquired, the conditions therefor, the price therefor and the payment terms, subject to provisions contained in the Plan (“Stock Option Agreement”).

For purposes of the plan, the date of resolution by the Committee on the series to be granted stock options shall be the date whereupon the options shall be deemed granted to the respective Participants, provided that each Participant, even on a date later than the date of resolution by the Committee, accepts to participate in the Compensation Plan by formalizing the Stock Option Agreement (“Date of Granting”).

Participants wishing to exercise their stock options (call options) shall inform the Company in writing during the Exercise Period (as defined in item 2.(f) below) of their intention to so proceed, by mentioning the number of options they intend to exercise. Such communication shall follow the exercise form (template) attached to the respective Stock Option Agreement (“Option Exercise Statement”).

Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

e.    Detailed Criteria for setting the exercise price

There are no changes to the Compensation Plan in this regard.

The exercise price of each stock option granted within the ambit of the Compensation Plan shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

f.     Criteria for setting the exercise deadline

There are no changes to the Compensation Plan in this regard.

The options granted to a Participant shall not be exercisable for a period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised within the period starting on the first day of the thirty-seventh (37th) month from the Date of Granting and shall end on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

g.    Means to Settle Options

There are no changes to the Compensation Plan in this regard.

By the 30th day of the month in which the Company receives the Option Exercise Statement, the Company shall inform the respective Participant in writing as follows:

(i)      The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement;

(ii)     The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)    The number of shares to be delivered to the Participant; and

(iv)    The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Compensation Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

h.    Criteria and events that may suspend, alter or end the plan

There are no changes to the Compensation Plan in this regard.

Without prejudice to any provision to the contrary contained in the Compensation Plan, the options granted under the Compensation Plan shall automatically cease to exist, together with all of their effects, as of right, in the following situations:

(i)      Upon their entire exercise, as stated under item 6 of the Compensation Plan;

(ii)     Following the lapsing of the effective term of the stock option;

(iii)    Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)    If the Company is dissolved, liquidated or is declared bankrupt; or

(v)     In the cases under item 9.2 of the Compensation Plan.

In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Compensation Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

Should the number, type and class of the shares existing on the date of approval of the Compensation Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Compensation Plan.

3.   Justify the proposed plan, by explaining:

a.   The plan’s main objectives

There are no changes to the Compensation Plan in this regard.

The Compensation Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)      Attract and keep executives and highly-qualified professionals connected with the Company or with any further company that make part of Grupo Pão de Açucar, as applicable;

(ii)     Enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(iii)    Promote the successful accomplishment of the Company purposes; and

(iv)    Align the interests of Company’s or any further companies’ that make part of Grupo Pão de Açucar, as applicable managers and employees with those of the Company’s shareholders, thus stimulating these professionals’ good performance and ensuring their continuity in charge of the management of the Company.

b.   How the plan has contributed to these objectives

There are no changes to the Compensation Plan in this regard. The Compensation Plan has contributed to the accomplishment of the Company purposes as it promoted the alignment of its long-term interests with the interests of senior executive officers in order to obtain a high performance and added value to the Company.

c.   How does the plan fit into the company’s compensation policy

There are no changes to the Compensation Plan in this regard. The Company believes that, by giving the Participants the possibility to assume the position of investors, it causes these Participants’ actions in managing the Company to be driven towards generating more value for both the Company and its shareholders.

d.   How does the plan align the interests of both beneficiaries and the company in the short, medium and long run

There are no changes to the Compensation Plan in this regard. The Company, in implementing the Compensation Plan, seeks to improve its management, with an eye to producing gains through the commitment to the long-term positive results. Improved results and shares increased in value, in turn, maximize the gains earned by Participants as investors together with the other shareholders of the Company.

4.   Estimate the Company’s expenses resulting from the plan, according to the accounting rules governing this matter

The Company estimates that the expenses resulting from the Plan relative to legal assistance, announcements of call notices and holding of special shareholders’ meetings, according to Technical Pronouncement CPC 10 (R1) of the Accounting Pronouncements Committee approved by Resolution No. 650 of CVM, dated December 16, 2010, which provides for the payment based on shares, is (50,000.00)

EXHIBIT E

COPY OF THE COMPENSATION PLAN

HIGHLIGHTING THE PROPOSED AMENDMENT IN ITEM 3.3. (G)

THIS COMPENSATION PLAN BASED ON STOCK OPTION for Shares of Stock Issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), duly approved by the Special Shareholders’ Meeting held on May 9th, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24th , 2015 (“Plan”), provides for the general terms for granting preferred stock option for shares of stock issued by the Company under Section 168, Paragraph 3, of Law No. 6404, of December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1 PURPOSES

The Plan sets forth the terms under which the Company shall grant stock options to its managers and employees, whose objectives are:

(i)    Attract and to hold bound to the Company (or to any further company that make part of Grupo Pão de Açucar, as applicable) executive and personal highly skilled;

(ii)   Enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(iii)  Promote the successful accomplishment of the Company purposes; and

(iv)   Align the interests of Company’s (or of any further companies’ that make part of Grupo Pão de Açucar, as applicable) managers and employees with those of the Company’s shareholders, by this means, encouraging the performance of such employees and ensuring his continuity at Company’s management.

2 PARTICIPANTS

2.1 Employees and managers of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, that are considered key-executives of the Company are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2 Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3 MANAGEMENT OF THE PLAN

3.1 The Plan shall be managed by the Company’s Board of Directors, which shall, upon due observance of the statutory limitations, create a committee specifically intended to assist it in managing this Plan or assign such functions to an already existing committee of the Company (“Committee”).

3.2 The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3 Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

a)    Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

b)    Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

c)    Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

d)    Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

e)    Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation; set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

f)     Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

g)   Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

h)    Analyze special cases resulting from or related to this Plan; and

i)     Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4 In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5 The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4 SHARES OF STOCK SUBJECT TO THIS PLAN

4.1 The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (02%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonus.

4.2 For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3 The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4 Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, as well as any provision to the contrary set out by the Committee.

5 GRANTING THE OPTION

5.1 Each series of stock options granted shall be identified with letter “B” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter B1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2 Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3 Company will promote the withholding of eventual taxes applicable under the terms of Brazilian Fiscal Law, deducting the number of shares given to the Parcipant an equivalent amount of the withheld taxes.

5.4 The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution thereof between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.5 The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.6 Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.7 For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item 5.4 above (“Granting Date”)).

6 EXERCISING THE OPTIONS

6.1 The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

6.2 Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”.

6.2.1 Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2 Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3 By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)    The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)   The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)  The amount of shares to be given to the Participant, in compliance with item 5.3. above; and

(iv)  The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4 No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

7 OPTIONS EXERCISE PRICE

The exercise price of each stock option, granted in connection with this plan, shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

8 END OF THE OPTION

8.1 Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)    Upon their full exercise, under item 6;

(ii)   Following the lapse of the effectiveness of the stock option;

(iii)  Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)  If the Company is dissolved, liquidated or is declared bankrupt; or

(v)   In the situations under item 9.2 herein.

9 END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1 In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2 If, at any time during effectiveness of the Plan, the Participant:

(i)    Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)   Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)  Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable),voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)  Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)   Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of death or permanent incapacity, within thirty (30) days from the date of his death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

10. EFFECTIVENESS OF THE PLAN

The Plan shall become effective as of the date of its approval by the Shareholders’ Meeting and shall remain in force until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon.

11. GENERAL PROVISIONS

11.1 The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.2 The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate transactions involving transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; (b) acquiring in advance the right to exercise the stock option, so as to ensure inclusion of the corresponding shares in the transaction at issue; and/or (c) the payment in cash of the amount the Participant would be entitled under the terms of the Plan.

11.3 Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

11.4 No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.5 Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.6 Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

                                                               EXHIBIT F

COPY OF THE FINAL WORDING OF THE COMPENSATION PLAN

AS IF THE PROPOSED AMENDMENT TO ITEM 3.3 (G) IS APPROVED

THIS COMPENSATION PLAN BASED ON STOCK OPTION for Shares of Stock Issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), duly approved by the Special Shareholders’ Meeting held on May 9th, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24th , 2015 (“Plan”), provides for the general terms for granting preferred stock option for shares of stock issued by the Company under Section 168, Paragraph 3, of Law No. 6404, of December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1 PURPOSES

The Plan sets forth the terms under which the Company shall grant stock options to its managers and employees, whose objectives are:

(v)   Attract and to hold bound to the Company (or to any further company that make part of Grupo Pão de Açucar, as applicable) executive and personal highly skilled;

(vi)  Enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(vii) Promote the successful accomplishment of the Company purposes; and

(viii) Align the interests of Company’s (or of any further companies’ that make part of Grupo Pão de Açucar, as applicable) managers and employees with those of the Company’s shareholders, by this means, encouraging the performance of such employees and ensuring his continuity at Company’s management.

2 PARTICIPANTS

2.1 Employees and managers of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, that are considered key-executives of the Company are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2 Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3 MANAGEMENT OF THE PLAN

3.1 The Plan shall be managed by the Company’s Board of Directors, which shall, upon due observance of the statutory limitations, create a committee specifically intended to assist it in managing this Plan or assign such functions to an already existing committee of the Company (“Committee”).

3.2 The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3 Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

a)     Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

b)    Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

c)     Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

d)    Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

e)     Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation; set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

f)     Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

g)    Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

h)     Analyze special cases resulting from or related to this Plan; and

i)      Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4 In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5 The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4 SHARES OF STOCK SUBJECT TO THIS PLAN

4.1 The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (02%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonus.

4.2 For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3 The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4 Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, as well as any provision to the contrary set out by the Committee.

5 GRANTING THE OPTION

5.1 Each series of stock options granted shall be identified with letter “B” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter B1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2 Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3 Company will promote the withholding of eventual taxes applicable under the terms of Brazilian Fiscal Law, deducting the number of shares given to the Parcipant an equivalent amount of the withheld taxes.

5.4 The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution thereof between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.5 The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.6 Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.7 For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item 5.4 above (“Granting Date”)).

6 EXERCISING THE OPTIONS

6.1 The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

6.2 Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”.

6.2.1 Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2 Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3 By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(v)   The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(vi)  The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(vii) The amount of shares to be given to the Participant, in compliance with item 5.3. above; and

(viii)The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4 No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

7 OPTIONS EXERCISE PRICE

The exercise price of each stock option, granted in connection with this plan, shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

8 END OF THE OPTION

8.1 Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(vi)  Upon their full exercise, under item 6;

(vii) Following the lapse of the effectiveness of the stock option;

(viii) Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(ix)  If the Company is dissolved, liquidated or is declared bankrupt; or

(x)   In the situations under item 9.2 herein.

9 END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1 In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2 If, at any time during effectiveness of the Plan, the Participant:

(vi)  Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(vii) Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(viii)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable),voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ix)  Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(x)   Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of death or permanent incapacity, within thirty (30) days from the date of his death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

10. EFFECTIVENESS OF THE PLAN

The Plan shall become effective as of the date of its approval by the Shareholders’ Meeting and shall remain in force until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon.

11. GENERAL PROVISIONS

11.1 The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.2 The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate transactions involving transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; (b) acquiring in advance the right to exercise the stock option, so as to ensure inclusion of the corresponding shares in the transaction at issue; and/or (c) the payment in cash of the amount the Participant would be entitled under the terms of the Plan.

11.3 Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

11.4 No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.5 Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.6 Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 25, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.